EXHIBIT 99.2

AGRIUM INC.

2014

MANAGEMENT’S DISCUSSION & ANALYSIS OF

OPERATIONS AND FINANCIAL CONDITION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FEBRUARY 24, 2015

14    AGRIUM 2014 ANNUAL REPORT

This Management’s Discussion and Analysis (“MD&A”) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance for the two years ended December 31, 2014. The Board of Directors of Agrium (the “Board”) carried out its responsibility for review of this disclosure and, prior to publication, approved this disclosure.

Throughout this MD&A, unless otherwise specified, “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, its significant equity investments and Agrium Inc.’s share of its joint ventures.

Additional information relating to the Company, including its consolidated quarterly and annual financial information and its Annual Information Form (“AIF”) for the year ended December 31, 2014, is available under Agrium’s corporate profile on SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

All dollar amounts refer to U.S. dollars, except where otherwise stated. 2014 and 2013 financial information presented and discussed in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain financial measures in this MD&A, listed in the table below, are not prescribed by IFRS. Our method of calculation of the non-IFRS financial measures may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Refer to page 76, “Additional IFRS and Non-IFRS Financial Measures” for further details, including a reconciliation of the non-IFRS financial measures to their most directly comparable measure calculated in accordance with IFRS.

Non-IFRS Financial Measures:

Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA, EBITDA to sales, debt to EBITDA

Retail: North America, International and Total Retail Measures: return on operating capital employed (“ROOCE”), return on capital employed (“ROCE”), average non-cash working capital to sales, operating coverage ratio, cash operating coverage ratio and Earnings Before Interest and Tax (“EBIT”)

Comparable store sales and normalized comparable store sales

Capital expenditures – sustaining and investing

Cost of product manufactured, debt-to-capital ratio

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this MD&A constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this MD&A are intended to provide Agrium shareholders and potential investors with information regarding Agrium, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. Refer to page 85, “Key Assumptions and Risks in Respect of Forward-looking Statements”, for further details.

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EXECUTIVE SUMMARY – A YEAR OF INVESTMENT AND REFINEMENT FOR THE FUTURE

2014 | CONSOLIDATED AND BUSINESS UNIT FINANCIAL PERFORMANCE

In 2014, Agrium’s net earnings from continuing operations were $798-million, compared to $1.1-billion in 2013. Our 2014 EBITDA was $1.7-billion compared to $2.1-billion in 2013 with the decline primarily due to lower nutrient prices in 2014 and extended downtime at our potash mine required to tie-in the one million tonne capacity expansion. Our Retail business unit achieved record EBITDA of $1.1-billion in 2014, compared to $957-million1 in 2013. The increase was a result of a full year of operational results from the highly successful Viterra acquisition in 2014. Results were also supported by a significant improvement in international Retail business margins. Our Wholesale business unit reported Adjusted EBITDA of $821-million in 2014, compared to $1.3-billion in 2013. The decline reflects lower potash and nitrogen gross profit in 2014. For potash, the decrease was due to lower global benchmark prices and the impact of reduced volumes and higher costs in 2014 related to the extended turnaround associated with the tie-in of our potash expansion project that was completed in the fourth quarter of 2014. For nitrogen, the reduction in gross profit was due to a combination of lower realized prices and slightly higher cost of production as a result of higher natural gas prices and planned turnarounds during the year.

2014 IN REVIEW

Lower crop prices and reduced crop acreage in the U.S. had a dampening impact on demand for crop inputs in 2014. Grower purchases of agricultural inputs and services were impacted by a shift of five million planted acres from corn to soybeans in the U.S., as crop input expenditures on corn are almost twice as much as on soybeans. Crop prices were further pressured in the second half of 2014 by record high corn and soybean yields in the U.S. and globally this summer. In addition, the fall application window was much shorter than usual in 2014 due to the combination of a late harvest and an early start to winter across most of the U.S. As a result, a portion of the nutrient volumes expected to be applied in the fall of 2014 are expected to be pushed into the spring of 2015.

Global nutrient markets were mixed in 2014, with most nitrogen prices down slightly year-over-year. Potash prices were significantly lower following the August 2013 breakup of the Belarusian Potash Company (“BPC”) marketing agency. Global nutrient demand is estimated to have risen about 2 to 3 percent in 2014, in line with longer-term growth trends, despite lower global crop prices and a reduction in U.S. corn acreage in 2014. In nitrogen, Chinese urea exports reached record levels this year, which kept global nitrogen prices trading in a fairly narrow range. The potash market worked through the BPC breakup and prices started to recover in mid-2014 as inventories began to tighten, especially after a Russian mine closed due to flooding in the fall of 2014.

2014 was a year of investment to grow Agrium’s future earnings potential, particularly with respect to expanding our Wholesale capacity. Growth in our Retail earnings this year was due largely to the successful Western Canadian Viterra acquisition and a significant improvement in the earnings of our international business, particularly in our Australian operations. We expect to continue to grow Retail earnings through our focus on continuous improvement initiatives, including growing our market share and expanding our product lines for our proprietary products in seed, crop protection and nutrients, and through gaining efficiencies across our facility network and equipment optimization. We also expect to continue to expand Retail through numerous tuck-in acquisitions as part of our growth strategy and expansion of our proprietary Loveland product lines. Retail completed 22 transactions in 2014, adding 32 retail locations as well as several equity investments in agricultural technology operations that add to our proprietary product capabilities.

[1]	Excluding a $257-million purchase gain for the Viterra transaction and adjustments of $8-million in integration costs, partly offset by a goodwill impairment of $220-million for our Australia operations.

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For our Wholesale operations, we advanced expansion projects in our potash and nitrogen operations in 2014. We completed the tie-in for our one million tonne potash expansion at the Vanscoy facility and restarted the facility at the end of 2014. We made good progress on a number of nitrogen expansion projects at existing facilities, including Borger, Texas, and facilities in which we have equity positions in Argentina and Egypt. We also completed major upgrades and repairs at a number of our other existing facilities in Western Canada this year, particularly at our Redwater, Fort Saskatchewan and Carseland nitrogen production facilities. These upgrades and repairs are expected to allow the facilities to operate at higher rates in 2015 and beyond.

A key focus for Agrium in 2014 was the implementation of Operational Excellence initiatives and continuation of our portfolio review, which we initiated in late 2013. As part of the portfolio review, the Agrium Advanced Technologies (“AAT”) business unit was dissolved in 2013. The Environmentally Smart Nitrogen (“ESN®” herein after referred to as “ESN”) results have been re-integrated into the Wholesale business unit starting in 2014, and the Turf and Ornamental operations were sold for $94-million. We also recently agreed to sell assets associated with Wholesale’s North American Purchase for Resale business for $50-million. Agrium set new targets for Operational Excellence in 2014 and made progress toward realizing many of these targets this year. Improved average non-cash working capital to sales levels were realized across the organization and Retail exceeded its 18-percent target ratio for 2015, ahead of schedule and continued to demonstrate improvement toward all other key operational targets in 2014.

Agrium made numerous changes to its capital allocation policy over the past year. We increased our target dividend payout ratio to 40 to 50 percent of our free cash flow from the previous target of 25 to 35 percent. We also increased our dividend by 4 percent in 2014 to its current annual level of $3.12 per share – the fourth increase in the past three years. We increased our minimum hurdle rate on new investment projects and announced a share repurchase program. This will provide flexibility to repurchase shares, particularly as our capital expenditures wind down and seasonal cash flow increases in the second half of 2015.

The significant capital expenditures and associated downtime required in 2014 for our expansion projects resulted in a rise in Agrium’s debt to EBITDA ratio to 3.0X as of the end of 2014. We expect our future free cash flow to benefit from the higher earnings potential and lower future investment capital expenditure once these Wholesale expansion projects are complete in 2015 as well as from anticipated continued growth in our Retail earnings. As we look forward, we expect to be in a position to reduce the debt to EBITDA ratio and continue to increase the dividend and other returns of capital to shareholders over time in-line with growing free cash flow while continuing to grow the business.

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Our Retail distribution and services business provides growers with leading products, technologies and extensive agronomic experience, all backed by a commitment to sound environmental practices. Our more than 3,000 agronomists and field experts work directly with growers to help them maximize the productivity of their farms by implementing the best management practices based on a thorough understanding of soils, climate conditions and crop requirements. To further meet growers’ needs, we provide the latest precision agriculture and application services for the products we sell under our platform known as Echelon. We also provide innovative proprietary nutritionals and crop protection product offerings under Loveland Products, seed products under the brand names Dyna-Gro and Proven, and animal health products under the brand name Dalgety. These leading inputs not only provide growers with highly effective and profitable options to produce and protect their crops, but also deliver higher margins for Agrium. In certain regions, we also provide other rural services. In Australia, we provide livestock marketing and auction services and facilitate real estate and insurance services to our broad customer base. In Canada, we also market crop storage bins, provide fuel sales and services, and offer financial services to our customers.

Our Retail distribution business provides earning stability for Agrium given that retail margins tend to be more stable than wholesale margins. This stability is further supported by our extensive geographic and crop diversity and by the fact that demand for crop inputs and services is mostly driven by planted crop acreages which are relatively consistent.

RETAIL – KEY DEVELOPMENTS

OPERATIONAL EXCELLENCE

Agrium’s Retail distribution remains focused on Operational Excellence, by striving to reach our operational and financial targets through various means. These include increasing the sales and earnings from our base business by continuing to focus on growing our proprietary product line; developing new services such as our precision agriculture offering; maximizing our purchasing power across geographies and products; and optimizing our facility footprint and equipment utilization rates. Additional areas of focus include capturing further synergies and improvements across our latest acquisitions in North America and Australia, while continuing to deliver on accretive acquisitions.

We achieved yet another year of improvement across all of our identified Retail metrics in 2015. Average non-cash working capital to sales declined to 17 percent by the end of 2014, already exceeding our 2015 target of 18 percent and down from 20 percent in 2013. The reduction was due to a combination of factors, including the lower working capital requirements for the acquired Viterra operations, enhanced focus on accounts receivable collections from customers, disciplined inventory management and continued facility

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RETAIL GLOBAL OPERATIONS

CANADA
USA
HIGH RIVER
LOVELAND
HAWAII
CROP PRODUCTION SERVICES CANADA (CPSC)
CROP PRODUCTION SERVICES (CPS)
AGROSERVICIOS PAMPEANOS (ASP)
LANDMARK BRANCH
REGIONAL HEAD OFFICE
RETAIL HEAD OFFICE
ARGENTINA
BRAZIL
CHILE
URUGUAY
MARTINEZ
AUSTRALIA
MELBOURNE

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optimization. We will continue to strive to achieve further reductions in our average non-cash working capital to sales ratio in 2015 and beyond. In November 2014, we stated that we are targeting another $150-million reduction in Retail working capital by the end of 2017. Return metrics of ROCE and EBITDA to sales both improved by approximately 1 percent over last year, largely as a result of better performance from our international Retail businesses and strong performance from the acquired Viterra Agri-products operations.

Retail metrics	2012	2013	2014	2015 Targets
Average non-cash working capital to sales	20%	20%	17%	18%
Operating coverage ratio (a)	69%	73%	72%	67%
Cash operating coverage ratio (a)(b)	62%	64%	61%	60%
EBITDA to sales	8%	8%	9%	10%
EBITDA ($-millions)	951	986	1,119	1,300
ROCE	9%	9%	10%	13%
ROOCE	18%	17%	18%	22%
(a)	2013 metrics adjusted to exclude the impacts of the Viterra purchase gain of $257-million and a $220-million goodwill impairment for the Australia operations.
(b)	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization.

Our Australian Retail operations made significant improvements in 2014, with EBITDA reaching $90-million compared to $52-million in 2013, excluding the 2013 goodwill impairment. The significant year-over-year improvement reflects a combination of factors, including additional emphasis on cost-reduction, significant improvement in the livestock markets, both domestically and abroad, and improved weather conditions.

We also continue to optimize our network of facilities through further implementation of our “hub and spoke” model. As farm size continues to expand and modern equipment has delivered increased efficiency, fewer retail facilities are required to service the remaining farms. With this in mind, Retail continues to optimize its facility footprint, which includes converting some farm centers to supercenters, shifting other facilities to satellites or un-manned warehouses, and closing facilities whose customers can be served effectively by other existing sites. In 2014, Retail consolidated 46 locations.

Our Retail distribution operation provides more stable margins than our Wholesale business, due to an inherent cost-plus mark up on products, our proprietary product offerings and custom application services, as well as our diverse base of customers and crops. We serve more than 50 different crops through our globally diversified footprint.

Another Operational Excellence priority is improving the utilization and efficiency of the equipment we use to provide application services. Crop Production Services operates one of the largest fleets of agricultural equipment in North America consisting of more than 55,000 units (excluding salespersons’ vehicles). Through the use of technology such as GPS tracking and big-data analytics, we have identified optimization opportunities for the deployment and usage of this fleet. We have also made adjustments to our approach to purchasing of equipment to gain further efficiencies and leverage our scale.

Agrium has been offering precision agriculture services to U.S. grower customers for more than 10 years. Precision agriculture is a broad term that refers to agricultural practices that use information technology, global positioning systems, and related data and production practices to recognize variance in a field’s yield potential. This information is then utilized to better match crop input use to field and crop conditions in order to optimize yields and profits, as well as to reduce loss to the environment. To obtain the greatest value from precision agriculture, providers help growers analyze massive amounts of information, including yield maps, detailed field analysis, and soil and foliar nutrient analysis to create specific product recommendations that can be precisely applied to fields. This typically includes variable-rate application of crop inputs as well as monitoring of crop, soil and yield conditions. In addition, the technology provides recordkeeping and mapping benefits to the grower. Precision agriculture also has the potential to deliver significant environmental benefits, as better measurement and placement tends to lead to improved efficiency of crop input use and a subsequent reduction in loss to the environment. Echelon is our precision agriculture technology platform. We currently provide this multi-crop service offering to an estimated 31,000 growers and are on more than 19 million acres across the U.S. alone.

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In recent years, there has been increased focus on precision agriculture products and services, stemming from improved analytical capabilities, accuracy, connectivity and synthesis of the associated data. With our custom-built Echelon platform, our goal is to ensure that our trusted agronomic advisors also become trusted technological advisors. It strengthens our crop advisors’ relationships with existing customers and provides an opportunity to bring in new customers. It also allows our crop advisors to better analyze and illustrate the effectiveness of new products and practices. Echelon generates value for Retail primarily through direct charge services such as soil sampling, through product bundling opportunities and through product pull for our extensive propriety product offering. Furthermore, Echelon is integrated with our Enterprise Resource Planning (“ERP”) sales system, which leads to efficiencies from a Retail work order and inventory management perspective.

FOCUSED GROWTH

A major area of growth in 2014 was the addition and integration of the acquired Viterra Agri-products operations. This was completed successfully during the year, and we see opportunities for additional synergies to be captured in 2015, including moving more of our higher margin proprietary Loveland products into the Canadian operations and continuing to expand sales of our proprietary canola seed known as Proven. Proven is a leading canola seed, and we will continue to evaluate opportunities to market it in other regions in which we operate, including Australia.

In addition to integrating the Viterra acquisition, we completed a number of acquisitions of independent retail operations in 2014. This included 22 different transactions with the addition of 32 new retail facilities as well as several equity investments in agricultural technology operations. These transactions represent incremental annual EBITDA of approximately $30-million. The majority of these acquisitions took place in the U.S., where we continue to see the best opportunities for consolidation. We believe the opportunity for additional acquisitions remains robust and we will continue to actively pursue potentially valuable transactions. Retail completed several back-integration investments this year in Advanced Microbial Solutions, LLC (“Agricen”), CH Biotech R&D Co., Ltd and Cache River Valley Seed, LLC. By taking an interest in or furthering our ownership of these organizations we enable our Retail organization to be at the forefront of new plant protection and nutrition technologies, while driving global expansion and adoption of our portfolio of proprietary products.

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RETAIL – FINANCIAL RESULTS

Retail sales reached a record $13.0-billion in 2014, compared to $11.9-billion in 2013, while gross profit rose to $2.9-billion from $2.6-billion in 2013. Total EBIT in 2014 was a record $814-million, compared to $719-million1 in 2013. EBITDA reached another record of $1.1-billion in 2014, compared to $957-million1 in 2013.

Despite significant market headwinds, Agrium’s Retail business achieved record sales, gross profit and EBITDA in 2014 through various Operational Excellence initiatives, which include continued growth in proprietary products and improvements in our international operations, and the successful integration of the acquired Viterra Agri-products operations and other smaller acquisitions. Total crop inputs expenditures in the U.S. decreased due to the crop shift of approximately five million planted acres of corn to soybeans compared to 2013. As soybeans require significantly lower inputs than corn, this reduced sales opportunities for U.S. agricultural retailers this year. Growers faced significantly weaker crop prices in 2014, particularly during the second half of the year due to record crop yields across the U.S. Ideal growing conditions and a lack of pest pressure not only boosted yields but also lowered the demand for certain crop protection products this year. Furthermore, the sector experienced a comparatively late and compressed fall application season this year, which limited nutrient volumes applied in the fall of 2014.

Our proprietary products sales continued to deliver strong results in 2014, with proprietary crop protection and seed sales growing by 6 and 10 percent respectively over 2013 sales2. Overall, our proprietary product sales increased by $68-million in 2014 relative to 20132. Proprietary product sales represented 21 percent of total seed sales and 19 percent of total crop protection product sales in 2014, both increasing from 19 percent and 18 percent respectively in 2013.

Normalized comparable store sales (normalized for changes in commodity nutrient prices) decreased by 2 percent in 2014, compared to a 5 percent increase in 2013. The decrease in 2014 was primarily due to significantly lower corn acreage in the U.S., a more challenging crop protection market due to lower crop prices, and minimal pest pressure in the 2014 growing season. Smaller acquisitions completed late in 2013 and in 2014 contributed approximately $75-million in sales. Depreciation and amortization increased to $305-million in 2014, compared to $238-million in 2013, due to the impact of the addition of the Viterra operations. Sales increased by more than $1.0-billion in 2014, while cost of product sold increased by $0.8-billion relative to 2013. Total non-cash working capital was $2.0-billion at the end of 2014, compared to $2.1-billion at the end of 2013. The reduction in total non-cash working capital resulted from numerous initiatives including enhanced focus on accounts receivable collections, disciplined inventory management and the lower working capital profile of the acquired Viterra Agri-products operations. As a result, average non-cash working capital as a percentage of sales dropped to 17 percent in 2014, compared to 20 percent in 2013.

[1]	Excluding the 2013 Viterra purchase gain of $257-million, integration costs of approximately $8-million and a $220-million goodwill impairment for the Australia operations.
[2]	Excluding acquired Viterra proprietary products.

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RETAIL – EXPENSES

Retail selling expenses increased by 10 percent to $2.0-billion in 2014, compared to $1.8-billion in 2013. The increase was due to the addition of Viterra and the associated payroll and operating expenses. Total selling expenses as a percentage of sales were 15.6 percent in 2014, largely in line with the 15.5 percent reported in 2013. The increase in depreciation and amortization related to the acquired Viterra assets was largely offset by cash expense improvements in international operations and the continued leveraging of the size and scale of our North American operations. These factors improved the cash operating coverage ratio(b) from 62 percent in 2013 to 61 percent this year, which is approaching our target of 60 percent for 2015. In 2014, EBITDA as a percentage of sales was 9 percent compared to 8 percent in 2013, with the increase largely due to improved margins and operational cost rationalization in our international retail businesses and the continued development of size and scale in our North American operations.

Retail performance

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2014	2013
Sales	12,981	11,913
Cost of product sold	10,089	9,298
Gross profit	2,892	2,615
Expenses
Selling	2,023	1,847
General and administrative	124	116
Earnings from associates and joint ventures	(6)	(9)
Purchase gain	—	(257)
Goodwill impairment	—	220
Other income	(63)	(50)
EBIT	814	748
EBITDA	1,119	986
EBITDA to sales (%)	8.6	8.3
Operating coverage ratio (%) (a)	72	73
Cash operating coverage ratio (%) (a)(b)	61	64
Comparable store sales (%)	(4)	(2)
Normalized comparable store sales (%)	(2)	5
Average non-cash working capital to sales (%)	17	20
(a)	2013 metrics adjusted to exclude the impacts of the Viterra purchase gain of $257-million and a $220-million goodwill impairment for the Australia operations
(b)	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization

CROP NUTRIENTS: PRODUCTS AND SERVICES

Retail supplies the crop nutrients essential to growing healthy plants, including dry and liquid nitrogen and phosphates, potash, sulfur and micronutrients. Retail acquires crop nutrient products from a wide variety of suppliers at market prices, including purchases from Wholesale. Approximately 30 percent of Retail’s North American nutrient purchases come from Wholesale, although in certain regions and with certain products the share is over 50 percent. These crop nutrient products are typically blended at Retail branches or applied using variable-rate technology equipment at the field site. Retail delivers additional value to growers through its application services, which are provided on a fee-for-service basis. Our Retail branches work closely with growers to understand their goals and customize our delivery of products, agronomic advice and product application services to help achieve those goals. Our Retail agronomists use the 4R nutrient stewardship system as well as our Echelon precision agriculture platform to help determine the right nutrient source, applied at the right time, at the right rate and in the right place. The precision agriculture service provides our agronomists with highly sophisticated tools that help growers to better recognize the differences in yield potential within a field and adjust crop inputs accordingly, thereby increasing their productivity and returns while reducing impact on the environment.

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CROP NUTRIENTS: FINANCIAL RESULTS

Our crop nutrient sales were $5.2-billion in 2014 compared to $5.0-billion in 2013. The increase was due to the additional sales from the acquired Viterra Agri-products operations. This was mostly offset by lower average sales-to-grower pricing compared to 2013. Retail nutrient sales volumes increased by 13 percent, reaching 9.7 million tonnes in 2014 compared to 8.6 million tonnes in 2013. The increase in sales volumes was due to the addition of Viterra’s Agri-products operations and higher Australian volumes. Cost of product sold increased slightly to $4.3-billion in 2014 compared to $4.2-billion in 2013 due to the higher overall volumes; however, this was largely offset by the lower average cost to procure nutrients. Gross profit reached $931-million this year, compared to $839-million in 2013. Crop nutrient margins of $96 per tonne in 2014 were similar to the $97 per tonne achieved in 2013. Crop nutrient gross profit as a percentage of sales was 17.8 percent in 2014 compared to 16.8 percent in 2013, which is significant considering the downward pressure on global crop prices in 2014. Agrium continued to grow sales of its proprietary nutritional products, which achieve higher margins than traditional commodity nutrients and helped support Agrium’s overall nutrient margins again in 2014.

CROP PROTECTION PRODUCTS: PRODUCTS AND SERVICES

Retail’s crop protection business markets a broad spectrum of herbicide, fungicide, insecticide and adjuvant products that help growers minimize yield losses and protect crops from weeds, diseases and insects. Our Retail business serves as both a retailer of crop protection products and, to a lesser extent, a wholesaler to other retail operators. We are the largest independent distributor of crop protection products in North America. As part of our proprietary Loveland crop protection operations, we own and operate numerous blending and formulation facilities including major production facilities in Greeley, Colorado; Billings, Montana; Greenville, Mississippi; Casilda, Argentina; Buenos Aires, Argentina; and two formulation facilities in Western Australia and Victoria, Australia. We also have an investment in a formulation plant in Winnipeg, Manitoba. Retail also owns significant interests in several agricultural biotechnology companies through its Loveland Products, Inc. business, which allows us to be at the forefront of developing new crop protection products for our customers.

CROP PROTECTION PRODUCTS: FINANCIAL RESULTS

The crop protection product category delivered solid results in 2014. Product sales increased to $4.6-billion in 2014 compared to $4.2-billion in 2013, while cost of product sold increased to $3.6-billion compared to $3.2-billion in 2013. Gross profit for crop protection products reached $1.1-billion in 2014 compared to $987-million in 2013. The increase in sales and gross profit was primarily due to the contribution of the acquired Viterra Agri-products operations. Gross margin for crop protection products was 22.9 percent in 2014 compared to 23.5 percent in 2013. The lower gross margin was due to a shift in product mix from higher-margin to lower-margin products and geographies. On a product basis, this was partly due to a lack of pest pressure during critical times

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in plant development in the U.S. this year and the fact that growers were reducing input costs to maintain profit margins with lower crop prices in the second half of 2014. Demand for higher-margin products such as fungicides and insecticides declined in the U.S. due to exceptionally good growing conditions this season and because early season herbicide applications produced better-than-average results this year. Our proprietary crop protection products accounted for approximately 18.8 percent of our total crop protection product sales, compared to approximately 18.2 percent in 2013, and they continued to contribute margins significantly higher than other crop protection products. Sales growth for our proprietary crop protection products rose 6 percent over last year, excluding the contributions from the Viterra operations.

SEED: PRODUCTS AND SERVICES

Retail’s network provides seed, and seed-related information, to growers across key agricultural regions. We offer our own proprietary Dyna-Gro and Proven branded seed and also procure seed from top global suppliers. Our Dyna-Gro seed specialists license leading seed traits from major seed suppliers and match seed characteristics to local soil and growing conditions to support the best results for growers in each area. Increases in seed market share, combined with continued technological advances in seed genetics, and our focus on delivering high-quality seed products to our customers, provide significant potential for continued strong growth in this key area of our business. The Viterra acquisition brought with it a significant canola seed research and development program. With laboratories in Saskatoon, Saskatchewan, and Horsham, Australia, as well as vast germplasm bank and research farms in Saskatchewan, we have acquired significant plant breeding capabilities that will allow us to continue developing improved canola seed varieties that are marketed under the brand name Proven. These proprietary product lines add significant margin value to our overall seed sales. Proprietary seed sales represented just over 20 percent of total seed sales in 2014. Agrium also provides seed treatment products and related services at our retail locations, which involve applying crop protection products that are specifically designed to promote healthy seed germination and early stage plant growth directly to the seed prior to planting.

SEED: FINANCIAL RESULTS

Seed sales reached $1.5-billion in 2014 compared to $1.3-billion in 2013. The increase was due primarily to contributions from Viterra’s canola seed operations, improved sales volumes from soybeans, and continued growth in our Dyna-Gro proprietary seed sales in the U.S. Cost of product sold for seed also increased to $1.2-billion in 2014 from $984-million in 2013. Gross profit from seed was $319-million compared to $274-million in 2013. At 21.5 percent, gross margin for 2014 was largely in-line with the 21.8 percent reported in 2013, though it was slightly influenced by the crop shift to soybeans from corn. In 2014, Agrium’s proprietary seed sales increased by 10 percent to $258-million, excluding Viterra’s proprietary seed sales. Proprietary seed sales accounted for 20.6 percent of our total seed sales compared to 18.7 percent in 2013.

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MERCHANDISE: PRODUCTS AND SERVICES

The merchandise product category includes fencing, feed supplements, livestock-related animal health products, irrigation equipment and other products. The fuel and equipment businesses acquired from Viterra in Canada are also included in the merchandise category. This product line is a much larger component of our Australian and Canadian operations than our U.S. and South American Retail operations.

MERCHANDISE: FINANCIAL RESULTS

Merchandise sales totaled $871-million in 2014 compared to $612-million in 2013. Gross profit reached $114-million in the current year compared to $94-million in 2013. The increase in sales was mainly due to the addition of the Viterra fuel and equipment operating lines. The increase in gross profit reflects higher margins as a percentage of sales in Australia (as an improvement in the global livestock sector supported demand for animal health products) and actions taken to improve returns from this line of business such as rationalizing the number of product lines and stock keeping units (“SKUs”) to focus on the most profitable products. The increase in margins in Australia was offset by the addition of the Viterra fuel operations, which return relatively low margins. Overall margins were 13.1 percent in 2014 compared to 15.4 percent in 2013.

SERVICES AND OTHER: PRODUCTS AND SERVICES

Agrium delivers value to growers and earns customer loyalty through services such as product application, soil and leaf testing, crop scouting and precision agriculture services. We maintain a large fleet of application equipment and other rolling stock to ensure timely applications of both nutrients and crop protection products at optimal rates. Another service we provide to growers is seed treatment, which involves applying products to seeds to protect them from pests and disease. Our Australian operations also offer livestock marketing as well as various insurance and real estate services.

Retail also offers tissue and soil sampling services aimed at optimizing yields. Our Echelon precision agriculture offering includes services such as yield data mapping, record-keeping, soil fertility management, variable-rate fertilizer application and variable-rate seeding recommendations, along with agronomic advice and proprietary product considerations. Agrium’s precision agriculture service is being used on more than 22 million acres of growers’ land in the U.S. and Canada. Retail currently captures much of the value from these precision agricultural services through three positions: the bundling of products and application services, indirect sales of proprietary and non-proprietary products, and a per-acre charge for soil and tissue sampling resulting from the Echelon platform recommendations.

SERVICES AND OTHER: FINANCIAL RESULTS

Sales of services and other were $794-million in 2014 compared to $846-million in 2013. This decrease was due primarily to lower sales in Australia – specifically the export of wool, which has been discontinued due to low returns on investment and high working capital. Despite the lower sales, gross profit increased to $474-million in 2014 compared to $421-million in the previous year. Gross margins improved to 59.7 percent in 2014 from 49.8 percent in 2013. The higher gross profit reflects improved margins from Australian and international livestock markets and stronger margins for services at our legacy North American operations.

Product line performance

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2014	2013
Crop nutrients
Sales	5,222	4,993
Cost of product sold	4,291	4,154
Gross profit	931	839
Gross profit (%)	17.8	16.8
Crop protection products
Sales	4,613	4,204
Cost of product sold	3,559	3,217
Gross profit	1,054	987
Gross profit (%)	22.9	23.5
Seed
Sales	1,481	1,258
Cost of product sold	1,162	984
Gross profit	319	274
Gross profit (%)	21.5	21.8
Merchandise
Sales	871	612
Cost of product sold	757	518
Gross profit	114	94
Gross profit (%)	13.1	15.4
Services and other
Sales	794	846
Cost of product sold	320	425
Gross profit	474	421
Gross profit (%)	59.7	49.8
Total sales	12,981	11,913
Total cost of product sold	10,089	9,298
Total gross profit	2,892	2,615
Total gross profit (%)	22.3	22.0

26    AGRIUM 2014 ANNUAL REPORT

Regional performance

	2014		2013
(millions of U.S. dollars, except as noted)	North America	International	North America	International
Sales	10,463	2,518	9,329	2,584
Cost of product sold	8,080	2,009	7,175	2,123
Gross profit	2,383	509	2,154	461
Gross profit (%)	22.8	20.2	23.1	17.8
Expenses
Selling	1,622	401	1,450	397
General and administrative	80	44	64	52
Earnings from associates and joint ventures	(3)	(3)	(3)	(6)
Purchase gain	—	—	(257)	—
Goodwill impairment	—	—	—	220
Other income	(39)	(24)	(40)	(10)
EBIT	723	91	940	(192)
EBITDA	980	139	1,142	(156)

Retail gross profit from our North American operations improved in 2014, supported by particularly strong results for crop nutrients, seed, and services and other due to the addition of Viterra Agri-product operations. International margins also increased as a result of ongoing operational improvements and stronger results in Australia due to an improved regional agricultural market and improvements in the overall livestock sector.

North American EBIT declined in 2014 relative to 2013, as a result of the $257-million purchase gain recorded in 2013 associated with the highly successful Viterra acquisition. Results for the North American operations, excluding the acquisition of the Viterra Agri-product operations, were challenged somewhat by lower crop prices and a relatively narrow nutrient application window in both the spring and fall seasons in 2014. International EBIT increased in 2014 due to improved volumes and margins in both Australia and South America, even after adjusting for a $220-million goodwill impairment of Australian assets in 2013.

AGRIUM 2014 ANNUAL REPORT    27

RETAIL – QUARTERLY RESULTS

Our Retail business is seasonal and is strongly influenced by the second quarter, which includes the spring application and planting season in North America and the early fall application season in Australia that takes place ahead of the winter wheat seeding season.

North America experienced a relatively late spring and early winter in 2014, which delayed harvest and shortened the nutrient application window in the fall.

As a result, a portion of fourth quarter 2014 sales volumes are expected to be pushed into the first half of 2015. Furthermore, according to the United States Department of Agriculture, crop conditions for corn and soybeans in the U.S. were some of the best in history, which led to unusually high yields and a significant reduction in grain and oilseed prices. Despite these challenges, Agrium’s quarterly Retail results improved year-over-year, primarily due to the addition of the Viterra operations.

Retail quarterly results*

	2014				2013
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – North America*	1,482	1,738	5,511	1,717	1,538	1,531	4,657	1,587
Sales – International*	575	557	886	515	564	578	906	552
Total sales	2,057	2,295	6,397	2,232	2,102	2,109	5,563	2,139
Cost of product sold	1,443	1,753	5,048	1,845	1,516	1,598	4,421	1,763
Gross profit	614	542	1,349	387	586	511	1,142	376
Gross profit (%)	30	24	21	17	28	24	21	18
Gross profit by product
Crop nutrients	156	142	505	128	178	116	424	121
Crop protection products	260	232	457	105	205	248	406	128
Seed	50	27	196	46	60	30	140	44
Merchandise	30	36	24	24	30	19	23	22
Services and other	118	105	167	84	113	98	149	61
EBIT	104	51	714	(55)	123	91	562	(28)
EBITDA	181	130	791	17	195	147	619	25

	2014				2013
(in percentages)	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
Average non-cash working capital to sales (a)	17	17	17	19	20	20	20	20
Operating coverage ratio (a)(b)	72	72	70	74	73	72	72	72
Cash operating coverage ratio (a)(b)	61	62	61	64	64	64	64	64
Comparable store sales (c)	(4)		(3)		(2)		(3)
Normalized comparable store sales (c)	(2)		—		5		1
Return on operating capital employed (a)	18	18	19	16	17	16	15	15
Return on capital employed (a)	10	10	11	9	9	8	8	8
(a)	These measures are based on rolling four quarters ended.
(b)	Adjusted to exclude the impacts of the 2013 Viterra purchase gain of $257-million and a $220-million goodwill impairment for the Australia operations.
(c)	These measures are based on six months ended for June 30 results and 12 months ended for December 31 results.
*	Sales by location of third-party customers.

28    AGRIUM 2014 ANNUAL REPORT

Our Wholesale operations have numerous competitive advantages that help ensure profitability even under challenging market conditions. One key advantage is that the majority of our production capacity and distribution capability is located close to our key end-markets, allowing us to leverage lower freight costs and logistical synergies. Wholesale also benefits from leveraging Retail’s position as the largest agriculture retail distribution business in North America. Our nitrogen facilities have access to some of the lowest cost natural gas globally, due to their locations in Alberta, Canada, the U.S. and Egypt. Our potash reserves in Saskatchewan, Canada, represent some of the highest quality and lowest cost reserves in the world. Our potash expansion project is expected to significantly lower our per-tonne cost of production over the next few years as we ramp-up the new incremental capacity. Our phosphate business benefits from an in-market transportation advantage, a competitive cost position in sulfur and an integrated ammonia supply from our nitrogen facilities.

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WHOLESALE GLOBAL OPERATIONS

CANADA
USA
ROMA
REDWATER
FORT SASKATCHEWAN
JOFFRE
KAMLOOPS
CALGARY
STANDARD
CARSELAND
GRANUM
VANSCOY
CLAVET
WATSON
BLOOM
MOSES LAKE
KENNEWICK
PLYMOUTH
LEAL
CONDA
WEST SACRAMENTO
DENVER
GARNER
EARLY
HOMESTEAD
BORGER
MARSEILLES
NORTH BEND
LYNCHBURG
NEWTON
MT. VERNON
PADUCAH
NEW MADRID
FLORENCE
AMERICUS
TIFTON
NITROGEN PRODUCTION FACILITY
SOLUTION PRODUCTION FACILITY
PHOSPHATE PRODUCTION FACILITY
PHOSPHATE MINE
POTASH PRODUCTION FACILITY
POTASH MINE
GRANULATION PRODUCTION FACILITY
ANHYDROUS AMMONIA STORAGE
SOLUTION STORAGE
DRY STORAGE
BLEND STORAGE
ESN
AMMONIA PIPELINE SYSTEM
WHOLESALE HEAD OFFICE
UNITED STATES SALES OFFICE

ARGENTINA
PUERTO GENERAL SAN MARTIN
SAN NICOLÁS IMPORT TERMINAL (PROFERTIL)
BAHIA BLANCA (PROFERTIL S.A.)

EUROPE
LUBECK
BRAKE
ROSTOCK
BUCHHOLZ
GHENT
ANTWERP
BRUSSELS
EHERSHEIM
ROUEN
REIMS
LA PALLICE
ANGOULÊME
BORDEAUX
SETE
LIVORNO
BRĂILA
GALAȚI
BUCHAREST
DROBETA-TURNU SEVERIN
CONSTANȚA
PLEVEN
STARA ZAGORA
DOBRICH
AGRIUM EUROPE HEAD OFFICE – BRUSSELS, BELGIUM
AGRIUM EUROPE SUBSIDIARY/SALES OFFICE

30    AGRIUM 2014 ANNUAL REPORT

GROWERS USE THE FOLLOWING THREE KEY CROP NUTRIENTS TO HELP REPLENISH SOIL NUTRIENT BALANCE AND ENHANCE CROP YIELDS AND QUALITY.

Role of nutrient
Improves crop growth, yield and protein levels.		Stimulates root development and flowering and encourages early crop development.	Regulates plant growth processes and helps protect crops from drought and disease.
Our products
Ammonia, urea, urea ammonium nitrate (“UAN”) solutions, ammonium nitrate.		Monoammonium phosphate (“MAP”), superphosphoric acid (“SPA”) products.	Muriate of potash (“MOP” or “potash”).
Our advantages
•	Overall low North American natural gas prices and a further Western Canadian AECO gas advantage relative to NYMEX; and	• Competitive cost position for sulfur and ammonia;	•	World-scale, high-quality and low-cost advantage;
		• In-market freight advantage; and	•	High historical operating rate due to integration with Retail and a balanced geographic sales mix;
•	Facilities located near key end-markets in the Americas and Europe.	• Integrated Conda rock supply.
			•	Capacity expansion initiative; and
			•	Partner in a major international marketing and logistics company (Canpotex).

AGRIUM 2014 ANNUAL REPORT    31

2014 Wholesale capacity, production and sales
(thousands of metric product tonnes)	Capacity (c)	Production (a)(c)	Sales (b)
Nitrogen volumes
North America
Canada	3,515	2,348	1,581
U.S.	1,333	1,189	1,731
Total nitrogen	4,848	3,537	3,312
Potash volumes
North America
Canada (f)	2,035	1,058	124
U.S.	—	—	697
International	—	—	443
Total potash	2,035	1,058	1,264
Phosphate volumes
North America
Canada	660	594	650
U.S.	510	539	492
Total phosphate	1,170	1,133	1,142
Ammonium sulfate, ESN and other volumes
North America
Canada	546	485	530
U.S.	559	430	533
Total ammonium sulfate, ESN and other	1,105	915	1,063
Total produced product	9,158	6,643	6,781
Product purchased for resale volumes (d)
North America
U.S.	—	—	913
International	—	—	1,577
Total product purchased for resale			2,490
Total Wholesale	9,158	6,643	9,271
Wholesale equity accounted joint ventures:
International nitrogen (e)	635	471	454
International product purchased for resale	—	—	287

(a)	Production, net of transfers.
(b)	Sales represent country of sales destination, not country of production.
(c)	Aqua ammonia and nitrates, SPA and Merchant Grade Phosphoric Acid (“MGA”) are reported by cargo weight.
(d)	Product purchased for resale includes sales of all the major crop nutrient products.
(e)	Primarily represents our 50 percent joint venture interest in the capacity of Profertil S.A. (“Profertil”), which is accounted for using the equity method.
(f)	2014 potash capacity of 2.035 million tonnes excludes the recently completed potash expansion project which is expected to increase our effective potash capacity by approximately one million tonnes.

32    AGRIUM 2014 ANNUAL REPORT

WHOLESALE – KEY DEVELOPMENTS

In 2014, Wholesale took significant steps in identifying Operational Excellence initiatives and targets and progressed toward our identified growth projects. During the year, we had three nitrogen projects and one major potash growth project underway. As a result, we expect our aggregate production capacity to increase by at least 20 percent over 2014 name plate capacity by the end of 2015. We also have programs in place and targets set to increase operating rates over the same timeframe.

OPERATIONAL EXCELLENCE

In 2014, Wholesale increased its focus on Operational Excellence and has identified savings of approximately $60-million, which are expected to be fully achieved by the end of 2017. Significant progress was made in 2014 on these initiatives, which include workforce reductions, procurement initiatives and operational improvements as well as an ongoing company-wide portfolio review.

In late 2013, the AAT business unit was dissolved and in 2014, ESN results were re-integrated into the Wholesale business unit, which achieved significant synergies.

A further action taken as a result of the portfolio review was to discontinue the purchase for resale business in North America and scale back the operations in Europe. In early 2015, agreements were signed to sell certain storage assets related to Agrium’s purchase for resale business in North America, which will generate approximately $50-million in sale proceeds.

FOCUSED GROWTH

The Vanscoy potash expansion project was tied-in to the existing infrastructure in late December 2014, at which time potash production recommenced. Our current production capacity is 2.04 million tonnes and the expansion project will increase annual potash production capacity to approximately 3 million tonnes. We will be ramping up production of the expansion volumes over the next 2  1⁄2 years. We expect to produce 2.1 million tonnes in 20151. Due to Agrium’s distribution network in domestic markets, the expanded mine is expected to run at higher operating rates than peer averages. The expansion project is also expected to reduce cost of production across all produced tonnes from the mine by approximately $20 per tonne by the end of 2017.

The Borger nitrogen expansion project, which commenced construction in 2014 and made significant progress during the year and is expected to be complete by the end of 2015. The expansion will add approximately 145,000 tonnes of gross ammonia and 610,000 tonnes of urea production. The Borger expansion project will help ensure the long-term viability of the facility as a low-cost producer and will leverage Agrium’s distribution network.

The energy efficiency debottleneck project at the Profertil nitrogen facility in Bahia Blanca, Argentina, was also mechanically completed in 2014, with commissioning and start-up expected to be completed in the first quarter of 2015. This will increase Agrium’s share of production by approximately 70,000 tonnes with no additional gas required. Agrium holds a 50 percent interest in the facility, which now has a total capacity of 1.4 million tonnes of urea and 70,000 tonnes of merchant ammonia. The expansion project was focused on improving efficiency and debottlenecking the facility, and achieved the increased production through higher gas utilization and conversion.

In Egypt, work recommenced on the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) nitrogen facility expansion and is on track for completion of two new production trains by the middle of 2015. Agrium holds a 26 percent share in the facility, which is located in Damietta. The facility has been operating one production train with capacity of 650,000 tonnes and will add 1.3 million tonnes of production with the two additional trains. Agrium will utilize its global distribution network to market all 1.3 million additional tonnes of product manufactured at the facility, with a significant portion of sales expected to be made into Europe.

[1]	Certain scientific and technical information regarding Vanscoy Potash Operations is based on the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” effective October 31, 2014 (the “Technical Report”) prepared by Michael Ryan Bartsch, P. Eng. and Dennis Grimm, P. Eng. of the Company, and A. Dave Mackintosh, P Geo. of ADM Consulting Limited, each of whom is a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report updates the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 and with an effective date of December 31, 2011. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission. Portions of the above information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the Technical Report, which is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The technical contents of this MD&A have been reviewed by A. Dave Mackintosh, P Geo. of ADM Consulting Limited and Michael R. Bartsh and Dennis Grimm of the Company, all of whom are Qualified Persons pursuant to NI 43-101.

AGRIUM 2014 ANNUAL REPORT    33

Also in 2014, we set top-quartile operating rate targets for Wholesale assets. We undertook numerous projects and initiatives to significantly improve the on-stream time of our nitrogen production assets, including replacing end-of-life equipment at our Carseland, Fort Saskatchewan and Redwater facilities. Additional improvements included new systems designed to protect critical equipment, improved turnaround process management and new training tools for operators. These measures are expected to significantly increase operating rates at our production facilities.

The ongoing integration of the recent Viterra acquisition in Canada presents an opportunity for Wholesale to increase net returns by placing more product in Western Canada near our primary production facilities, resulting in higher netbacks. This integration of our production and Retail operations improves returns due to reduced freight costs and greater logistics efficiencies.

WHOLESALE – FINANCIAL RESULTS

Sales from Wholesale operations were $4.0-billion in 2014 compared to $4.6-billion in 2013. Gross profit was $655-million in 2014 compared to $1.1-billion in 2013. Wholesale EBIT was $553-million in 2014 compared to $1.0-billion in 2013. Adjusted EBITDA decreased to $821-million in 2014 from $1.3-billion in 2013. The decline in sales and earnings was largely due to lower year-over-year potash and nitrogen prices and potash volumes. Gross profit was also impacted by higher per-tonne costs for potash and nitrogen due to higher natural gas costs in addition to planned and unplanned downtime at our potash and nitrogen facilities in 2014.

WHOLESALE – EXPENSES

Wholesale expenses were $102-million in 2014, compared to $97-million in 2013. The higher expenses this year were due to a reduction in earnings from associates and joint ventures pertaining to our interests in the nitrogen facilities in Egypt and Argentina, which are included in this line item. Excluding earnings from associates and joint ventures, actual Wholesale expenses declined to $120-million compared to $157-million in 2013. The reduction was a result of lower general and administrative and other expenses related to Agrium’s Operational Excellence initiatives during the year.

Earnings from associates and joint ventures in 2014 were $18-million compared to $60-million in 2013. Our 26-percent interest in the MOPCO nitrogen facility in Egypt reported a $1-million equity loss in 2014 compared to $17-million of equity earnings in 2013. The decrease was due to a production outage in the second half of 2014 as a result of gas supply issues and slightly lower urea prices out of the Middle East in 2014. Earnings from our 50-percent interest in the Profertil nitrogen facility in Argentina also declined in 2014 to $18-million from $43-million in 2013 due to lower selling prices for urea, consistent with global benchmark pricing. Furthermore, the Profertil facility was shut down for four weeks in 2014 to tie-in the debottleneck expansion project and also experienced some unplanned downtime in the second half of the year.

34    AGRIUM 2014 ANNUAL REPORT

Wholesale performance
	Years ended December 31,
(millions of U.S. dollars, except as noted)	2014	2013
Nitrogen
Sales	1,482	1,724
Gross profit	381	672
Potash
Sales	391	564
Gross profit	70	270
Phosphate
Sales	701	654
Gross profit	76	67
Ammonium sulfate, ESN and other
Sales	478	529
Gross profit	103	124
Product purchased for resale
Sales	921	1,131
Gross profit	25	9
Total sales	3,973	4,602
Total gross profit	655	1,142
Expenses
Selling	44	43
General and administrative	48	81
Earnings from associates and joint ventures	(18)	(60)
Other expenses	28	33
EBIT	553	1,045
EBITDA	783	1,262
EBITDA to sales (%)	19.7	27.4
Adjusted EBITDA	821	1,316

NITROGEN PRODUCTS

Nitrogen is the largest, most important crop nutrient in terms of global use and trade, representing approximately 60 percent of the total volume of crop nutrients used globally. It is also the one crop nutrient most likely to result in an immediate adverse impact on most crops’ yield if application rates are reduced within the growing season. Nitrogen is Agrium’s most important nutrient in terms of capacity, production and sales, accounting for approximately 60 percent of our nutrient capacity. The base for virtually all nitrogen products is ammonia, which can be applied directly as a fertilizer or upgraded to products such as urea, UAN solutions or ammonium nitrate.

Agrium owns and operates five major nitrogen production facilities in North America and has a 50 percent joint venture interest in Profertil’s South American nitrogen facility, along with five additional facilities in North America that upgrade ammonia to other nitrogen products such as UAN and nitric acid. These facilities have a combined annual nitrogen production capacity of approximately 5.5 million tonnes. MOPCO’s Egyptian nitrogen facility has a total annual production capacity of 650,000 tonnes of urea, of which approximately 170,000 tonnes are attributable to Agrium through our 26-percent equity ownership in the facility. Collectively, these global production assets place Agrium among the world’s top four publicly traded nitrogen producers.

Our extensive North American nitrogen facilities benefit from the development of long-term, low-cost, non-conventional (shale) natural gas, which has positioned North America – and Alberta in particular – among the lowest-cost gas regions in the world. Furthermore, Agrium’s numerous production facilities and ability to leverage our extensive North American Retail distribution operations to optimize operating rates and netbacks are key competitive advantages. Much of our key nitrogen and phosphate product volumes are supplied to our core markets in Western Canada and the U.S. Pacific Northwest where nitrogen prices are generally higher than in the other regions of North America. Profertil’s nitrogen facility also benefits from similar in-market advantages related to its position in Argentina’s large domestic fertilizer market. The MOPCO Egyptian facility, in which we have an equity position, also benefits from competitively priced natural gas and direct access to tidewater for international exports.

Annually, approximately 68 percent of our North American nitrogen sales are directed to agricultural markets, with the remaining 32 percent sold to industrial customers. Agricultural customer demand is seasonal, while industrial demand is more evenly distributed throughout the year. A high proportion of our industrial

AGRIUM 2014 ANNUAL REPORT    35

ammonia sales are priced on a gas index-plus margin basis, thereby contributing to stability in sales and earnings throughout the year. As a result, our average sales price for ammonia in a given quarter will be influenced by the relative weighting of sales to industrial customers compared to sales to the generally higher-return agricultural markets. Industrial ammonia sales volumes were approximately 498,000 tonnes in 2014, compared to 467,000 tonnes in 2013.

NITROGEN – FINANCIAL RESULTS

Nitrogen performance
	Years ended December 31,
(millions of U.S. dollars, except as noted)	2014	2013
Nitrogen
Sales	1,482	1,724
Cost of product sold	1,101	1,052
Gross profit	381	672
Tonnes sold (’000)
Ammonia	1,042	1,219
Urea	1,287	1,270
Other	983	903
Total North American tonnes sold (’000)	3,312	3,392
Selling price per tonne
Ammonia	553	627
Urea	443	490
Other	341	374
Selling price per tonne	447	508
Margin per tonne	115	198
Equity accounted joint ventures:
Nitrogen
Sales	197	234
Cost of product sold	149	173
Gross profit	48	61
Tonnes sold (’000)	454	540
Selling price per tonne	433	433
Margin per tonne	105	113
Total nitrogen including equity accounted joint ventures
Sales	1,679	1,958
Cost of product sold	1,250	1,225
Gross profit	429	733
Tonnes sold (’000)	3,766	3,932
Selling price per tonne	446	498
Cost of product sold per tonne	332	310
Margin per tonne	114	186

NITROGEN GROSS PROFIT

Nitrogen gross profit was $381-million in 2014, compared to $672-million in 2013. The decrease was due to lower realized selling prices for all nitrogen products, higher cost of product sold and a slight reduction in sales volumes. Our nitrogen facilities had three major outages in 2014, including a planned outage at Fort Saskatchewan for regular maintenance and a major planned outage at our Redwater facility to tie-in a new waste heat boiler – a major piece of equipment that had reached end of life. There was also an unplanned outage at the Carseland nitrogen facility related to a failure in the auxiliary boiler. These outages increased cost of product sold per tonne, as fixed facility costs were spread over lower sales volumes. The maintenance and upgrades associated with these outages are expected to allow for significantly increased utilization rates at these facilities in the future. Our average margins per tonne were $115 in 2014, compared to $198 in 2013 due to lower sales prices and higher average cost of product sold per tonne.

NITROGEN PRICES

Agrium’s average realized nitrogen sales price was $447 per tonne in 2014 compared to $508 per tonne in 2013. This decrease reflects lower benchmark nitrogen prices, particularly in the first quarter of 2014 relative to the same period in 2013. Benchmark prices for international urea and North American ammonia and UAN solutions were down between 5 to 8 percent in 2014 compared to 2013 levels.

36    AGRIUM 2014 ANNUAL REPORT

NITROGEN SALES VOLUMES AND OPERATING RATES

Nitrogen sales volumes from North American operations were 3.3 million tonnes in 2014 compared to 3.4 million tonnes in 2013. Our nitrogen product category primarily consists of urea, ammonia, UAN and industrial-grade ammonium nitrate. Urea – the highest volume nitrogen product sold globally – accounted for 39 percent of Agrium’s nitrogen sales in 2014. Total production volumes at our North American facilities were 3.5 million tonnes in 2014, compared to 3.6 million tonnes in 2013. Production volumes were 1.5 million tonnes of gross urea and 2.3 million tonnes gross ammonia in 2014, compared to 1.5 million tonnes and 2.4 million tonnes respectively in 2013.

Cost of product manufactured excluding depreciation was $205 per tonne for urea and $242 per tonne for ammonia in 2014 compared to $178 per tonne and $206 per tonne respectively in 2013.

NITROGEN PRODUCT AND GAS COST

Nitrogen cost of product sold was $1.1-billion in 2014 compared to $1.1-billion in 2013. Per tonne cost of product sold averaged $332 in 2014 compared to $310 in 2013. The increase in per tonne cost of product sold was due to higher input costs for natural gas in 2014 and higher fixed costs related to the planned and unplanned outages. Production asset depreciation and amortization expense of $26 per tonne in 2014 (compared to $23 per tonne in 2013) is included in cost of product sold.

Gas volumes purchased in 2014 were 108 billion cubic feet, down from 113 billion cubic feet in 2013. Agrium’s gas cost represented in nitrogen cost of product sold for 2014 was $4.26 per MMBtu (overall gas cost of $4.06 per MMBtu, including the impact of realized gains on natural gas derivatives), compared to $3.32 per MMBtu in 2013 (overall gas cost of $3.45 per MMBtu, including the impact of realized losses on natural gas derivatives). Derivative gains or losses on all gas derivatives are included in other expenses and therefore not included in cost of product sold. The average U.S. benchmark (NYMEX) natural gas price for 2014 was $4.38 per MMBtu, compared to $3.67 per MMBtu in 2013. The Alberta (AECO) basis differential was a $0.51 per MMBtu discount to NYMEX in 2014, lower than the $0.60 discount per MMBtu differential in 2013.

Agrium took steps to benefit from the significant reduction in North American natural gas prices in early 2015. As of February, 2015, we have hedged approximately 50 percent of our total North American natural gas needs for the coming year at highly attractive gas prices, after accounting for our industrial business, which represents about 17 percent of our nitrogen sales.

Natural gas prices: North American indices and
North American Agrium prices
(U.S. dollars per MMBtu)	2014	2013
NYMEX	4.38	3.67
AECO	3.87	3.07
Basis	0.51	0.60
Wholesale
Overall gas cost excluding realized derivative impact	4.26	3.32
Realized derivative impact	(0.20)	0.13
Overall gas cost (a)	4.06	3.45
(a) Weighted average gas price of all gas purchases, excluding our 50 percent share of the Profertil facility.

Natural gas use
(BCF)	2014	2013
Western Canada	74	78
U.S. (Borger, Texas)	20	19
International (Profertil)	13	14
Potash and other	1	2
Total	108	113

AGRIUM 2014 ANNUAL REPORT    37

POTASH PRODUCTS

Agrium is North America’s third largest producer of potash. Global potash deposits are highly concentrated in only a few specific regions in the world. The world’s largest known potash deposits are located in Saskatchewan, Canada, and Canada accounted for approximately 35 percent of the global potash trade in 2014. Agrium produces potash at our facility in Vanscoy, Saskatchewan and exports international sales through our interest in Canpotex – an industry association owned by the three major Canadian potash producers, tasked with marketing potash sold outside of Canada and the U.S. Our share of Canpotex total sales was 9.1 percent in 2013, averaged 7.7 percent in 2014 and is expected to be 7.3 percent at the start of 2015. The downward trend is a result of recent capacity expansions by the other Canpotex producers. However, we anticipate our Canpotex allocation will rise back up above the 2013 figure once the proving-run associated with our one million tonne capacity expansion at Vanscoy is completed in the second half of 2015. This will determine our new prospective allocation of Canpotex export volumes.

POTASH – FINANCIAL RESULTS

Potash performance
	Years ended December 31,
(millions of U.S. dollars, except as noted)	2014	2013
Potash North America
Sales	295	369
Cost of product sold	238	201
Gross profit	57	168
Tonnes sold (’000)	821	877
Selling price per tonne	359	421
Margin per tonne	70	192
Potash international
Sales	96	195
Cost of product sold	83	93
Gross profit	13	102
Tonnes sold (’000)	443	654
Selling price per tonne	217	298
Margin per tonne	29	156
Total potash
Sales	391	564
Cost of product sold	321	294
Gross profit	70	270
Tonnes sold (’000)	1,264	1,531
Selling price per tonne	309	369
Cost of product sold per tonne	253	193
Margin per tonne	56	176

POTASH GROSS PROFIT

Our potash gross profit in 2014 was $70-million compared to $270-million in 2013. This decrease was due to a combination of lower potash prices globally and the extended outage at the Vanscoy mine to tie-in the expansion project, which significantly reduced sales volumes and increased cost per tonne produced. As a result, our potash margins averaged $56 per tonne in 2014 compared to $176 per tonne in 2013.

38    AGRIUM 2014 ANNUAL REPORT

POTASH PRICES

North American and international sales prices for potash declined in 2014 compared to 2013 and were particularly weak during the first half of the year. Global benchmark prices were affected by weaker crop prices, the breakup of the BPC marketing agency in the second half of 2013 and capacity additions by a number of key producers. Benchmark prices in the U.S. Corn Belt trended lower for most of 2014, averaging $428 per tonne in 2014 compared to $471 per tonne in 2013 and ending 2014 at $452 per tonne. Our realized North American selling price declined by 15 percent to $359 per tonne in 2014 compared to $421 per tonne in 2013. Our average realized international sales price was $217 per tonne in 2014 – a 27 percent decline from the $298 per tonne realized in 2013. International prices are referenced at the mine site, thereby excluding transportation and distribution costs, while North American sales are referenced at delivered prices and include transportation and distribution costs. North American sales volumes accounted for 65 percent of total potash sales in 2014 compared to 57 percent in 2013. Agrium’s realized selling price for total potash sales was $309 per tonne in 2014 compared to $369 per tonne in 2013.

POTASH SALES VOLUMES AND OPERATING RATES

Potash sales volumes were 1.3 million tonnes in 2014 compared to 1.5 million tonnes in 2013. The decrease in sales volumes was due to the extended downtime to tie-in the expansion project at the Vanscoy mine. Sales of produced product into the North American market were 821,000 tonnes in 2014, down from 877,000 tonnes in 2013. International potash sales volumes accounted for 443,000 tonnes of product sales in 2014, significantly lower than the 654,000 tonnes sold in 2013 due to lower production volumes in the current year. As a result of the lower production volumes, we purchased potash in 2014 in order to maintain Agrium’s allotted potash volumes with Canpotex. Production volumes in 2014 were 1.1 million tonnes, compared to 1.7 million tonnes in 2013.

Cost of product manufactured excluding depreciation was $157 per tonne compared to $112 per tonne in 2013.

POTASH PRODUCT COST

Potash cost of product sold in 2014 was $321-million compared to $294-million in 2013. On a per tonne basis, the average cost of product sold in 2014 was $253 compared to $193 in 2013. This increase was due to higher per tonne fixed costs associated with the expansion tie-in at Vanscoy and a higher percentage of domestic sales, which include freight costs. Production asset depreciation and amortization expense of $51 per tonne in 2014 (compared to $33 per tonne in 2013) is included in the cost of product sold.

With the Vanscoy expansion, our annual production rate is expected to increase to 2.8 million tonnes, requiring 24.6 percent K2O and a milling recovery rate of 87 percent. Our Technical Report1 gives an expected mine life of 29 years when considering Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources, with an additional 32 years estimated to be contained in Inferred Mineral Resources at our higher forecasted post-expansion rate. This is based on the estimate of 175.7 million tonnes of Proven Mineral Reserves (25.6 percent K2O), 56.4 million tonnes of Probable Mineral Reserves (24.3 percent K2O), 687.0 million tonnes of Measured Mineral Resources (23.4 percent K2O) and 214.9 million tonnes of Indicated Mineral Resources (25.4 percent K2O) as described in the Technical Report. Mineral resources that are not mineral reserves have not demonstrated economic viability.

[1]	Certain scientific and technical information regarding Vanscoy Potash Operations is based on the Technical Report. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission. Portions of the above information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the Technical Report, which is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The technical contents of this MD&A have been reviewed by A. Dave Mackintosh, P Geo. of ADM Consulting Limited and Michael R. Bartsh and Dennis Grimm of the Company, all of whom are Qualified Persons pursuant to NI 43-101.

AGRIUM 2014 ANNUAL REPORT    39

PHOSPHATE PRODUCTS

Agrium is North America’s fourth largest producer of phosphate, representing over 7 percent of North American production. Collectively, Agrium’s two phosphate facilities have the capacity to produce approximately 1.2 million tonnes of phosphate-based fertilizer products annually. At our facility in Conda, Idaho, we produce MAP, SPA and MGA products, which are sold primarily in the Northwestern U.S. Our Redwater, Alberta, facility – the only phosphate production site in Canada – produces MAP primarily for distribution in Western Canada.

Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Our Conda, Idaho, facility obtains rock from our Rasmussen Ridge rock mine located in the region. Our Redwater, Alberta, facility sources rock from Morocco in a long-term supply agreement with OCP S.A. (“OCP”). This agreement covers rock supply up to 2020, with purchase prices based on a formula derived from the global price of finished phosphate products. The agreement also enables Agrium to continue benefiting from our Redwater phosphate facility’s competitive sulfur and ammonia cost positions as well as our in-market delivered pricing advantage in Western Canada.

Our Redwater facility produces ammonia on-site and sources sulfur locally. Given the abundant supply of sulfur in the region due to the presence of oil and gas producers, we obtain sulfur at highly favorable prices relative to global benchmark prices. Our Conda facility sources sulfur and sulfuric acid domestically while obtaining the majority of its ammonia from our Alberta nitrogen facilities. Our competitive cost position for sulfur and ammonia is a major advantage. An additional competitive strength is our transportation cost advantage for local customers in Western Canada and the Western U.S. relative to the major phosphate producers based in Florida.

PHOSPHATE – FINANCIAL RESULTS

Phosphate performance
	Years ended December 31,
(millions of U.S. dollars, except as noted)	2014	2013
Phosphate
Sales	701	654
Cost of product sold	625	587
Gross profit	76	67
Tonnes sold (’000)	1,142	1,026
Selling price per tonne	614	638
Cost of product sold per tonne	548	573
Margin per tonne	66	65

PHOSPHATE GROSS PROFIT

Phosphate gross profit was $76-million in 2014 compared to $67-million in 2013. The increase was due to a combination of increased sales volumes and lower cost of production, partly offset by lower realized sales prices in 2014. On a per tonne basis, our phosphate margins were $66 in 2014 compared to $65 in 2013.

PHOSPHATE PRICES

Central Florida MAP prices averaged $457 per tonne in 2014 compared to $462 per tonne in 2013. Our realized phosphate price represents a blend of phosphate products, with over 84 percent of our sales made up of MAP in 2014 and the remainder being higher-value SPA and MGA. Our average realized phosphate sales price was $614 per tonne in 2014 compared to $638 per tonne in 2013, with the decline due to a change in product mix in 2014 and weaker prices at the start of 2014 compared to the same period in 2013. Phosphate prices are higher in Western Canada than in the Southern U.S. or U.S. Corn Belt, as pricing in this region reflects the cost of transportation associated with Western Canada’s position as a net importer of phosphates from the Southeastern U.S.

40    AGRIUM 2014 ANNUAL REPORT

PHOSPHATE SALES VOLUMES AND OPERATING RATES

Phosphate product sales volumes were 1.1 million tonnes in 2014 compared to 1.0 million tonnes in 2013. This increase was due to higher capacity utilization at our Redwater facility in the second half of 2014. Operating rates at our Redwater and Conda facilities reached 89 percent and 102 percent respectively in 2014, and production volumes totaled 1.1 million tonnes on par with production volumes in 2013. Production volumes of MAP were 0.9 million tonnes in both 2013 and 2014.

For MAP, cost of product manufactured excluding depreciation was $423 per tonne compared to $458 per tonne in 2013 as a result of lower fixed costs and higher production volumes.

PHOSPHATE PRODUCT COST

Phosphate cost of product sold was $625-million in 2014, compared to $587-million in 2013. The increase was due to higher sales volumes. Per tonne, cost of product sold was $548 in 2014 compared to $573 in 2013. The year-over-year reduction in per tonne cost of product sold was due to improved manufacturing efficiency at the Redwater facility and lower costs at both facilities. Furthermore, costs were slightly elevated in 2013 due to the closure of the Kapuskasing mine as it approached the end of its economic reserve life. Production asset depreciation and amortization expense of $46 per tonne in 2014 (compared to $52 per tonne in 2013) is included in the cost of product sold.

AMMONIUM SULFATE, ESN AND OTHER WHOLESALE PRODUCTS

Our Other Wholesale products are primarily comprised of ESN and ammonium sulfate products produced in Western Canada. Ammonium sulfate fertilizer contains both nitrogen and sulfur, resulting in one of the most effective methods of supplying sulfur to soils in an immediately available form. Agrium produces ammonium sulfate at our Redwater facility, where we have competitive advantages from in-market selling price premiums and logistical advantages as well as lower priced sulfur, which is a byproduct from the oil and gas industry. ESN is a leading controlled release nitrogen fertilizer product that provides growers with significant economic and environmental benefits. ESN was previously reported under the AAT business unit, which was discontinued at the end of 2013. Moving the ESN business into Wholesale has generated operational synergies through a sharing of resources.

Our Rainbow® Plant Food (“Rainbow”) operations produces nitrogen, phosphate and potash (“NPK”) products in the Southeastern U.S. The Rainbow product line offers homogeneous distribution of NPK products, with a specific combination of nutrients and additional micronutrients contained in each granule. In contrast to the more common practice of blending different nutrient granules at a farm center, this alternative offers the advantages of reduced product segregation and a more unified distribution of nutrients. Rainbow products are produced at our facilities in Americus, Georgia, and Florence, Alabama, and are often used on high-value crops such as cotton, peanuts, vegetables and tobacco. They also have limited use on row crops.

AMMONIUM SULFATE, ESN AND OTHER WHOLESALE PRODUCTS – FINANCIAL RESULTS

Gross profit for ammonium sulfate, ESN and other was $103-million in 2014 compared to $124-million in 2013. The decrease reflects lower realized sales prices for both ammonium sulfate and our Rainbow product line, consistent with benchmark pricing. ESN also saw lower selling prices in-line with overall weaker nitrogen fertilizer prices, as well as slightly lower sales volumes of ESN manufactured at Carseland due to downtime at the facility in 2014.

AGRIUM 2014 ANNUAL REPORT    41

Ammonium sulfate, ESN and other performance
	Years ended December 31,
(millions of U.S. dollars, except as noted)	2014	2013
Ammonium sulfate, ESN and other
Sales	478	529
Cost of product sold	375	405
Gross profit	103	124
Tonnes sold (’000)
Ammonium sulfate	349	328
ESN	330	339
Rainbow/Other	384	332
Total tonnes sold (’000)	1,063	999
Selling price per tonne
Ammonium sulfate	332	383
Cost of product sold per tonne
Ammonium sulfate	175	191
Margin per tonne
Ammonium sulfate	157	192

PRODUCT PURCHASED FOR RESALE

In addition to selling our manufactured products, our Wholesale business unit purchases crop nutrient products from other suppliers for resale to customers in the Americas and Europe. This business enables us to leverage our distribution and marketing network beyond what is possible through the sale of our manufactured products alone. In 2014, as part of Agrium’s Operational Excellence program, the Company conducted a portfolio review to streamline its portfolio and evaluate lower-margin businesses. The decision was made to sell portions of the Purchase for Resale business in order to maintain focus on core business lines and to further optimize working capital levels.

Sales of product purchased for resale were $921-million in 2014 compared to $1.1-billion in 2013. Total sales volumes for this business were lower at 2.5 million tonnes in 2014 compared to 2.7 million tonnes in 2013. The breakdown of sales volumes by geographic region was 1.6 million tonnes in Europe, and 0.9 million tonnes in North America.

Gross profit from our product purchased for resale business was $25-million in 2014 compared to $9-million in 2013. Our average selling price was $370 per tonne in 2014 compared to $421 per tonne in 2013. Our average per tonne margins were $10 in 2014, up from $3 in 2013. The increase in gross profit was due to higher realized margins.

WHOLESALE – DISTRIBUTION AND STORAGE

Wholesale has an extensive transportation, storage and warehousing network to optimize deliverability of product to our agricultural customers in the highly seasonal peak demand periods. In total, our global distribution and storage capacity amounts to more than 2.5 million tonnes. This is in addition to the extensive distribution and warehousing available through our Retail business; and in some cases, warehousing facilities are shared between the business units. We expect to have approximately 5,600 railcars under long-term operating leases by the end of 2015. We also use barges, pipelines and ocean vessels to transport our product. Agrium Europe owns and leases more than 325,000 tonnes of dry and liquid storage capacity at both port and inland sites.

WHOLESALE – QUARTERLY RESULTS

The agricultural sector is the primary market for our Wholesale business unit. As a result, the timing of sales fluctuates based on seasonal factors. The second quarter, which coincides with the spring application season in North America, is typically Wholesale’s most important quarter from a sales volume and EBIT perspective. The fourth quarter is also important in terms of sales volumes and EBIT, as it encompasses the fall fertilizer application season in the northern hemisphere and the spring application season in Argentina. The first quarter is generally the weakest, as application and sales volumes are light in the winter months.

42    AGRIUM 2014 ANNUAL REPORT

Wholesale quarterly results
	2014				2013
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	651	626	946	852	768	690	1,352	1,021
Sales – inter-segment	246	177	266	209	262	96	242	171
Total sales	897	803	1,212	1,061	1,030	786	1,594	1,192
Cost of product sold	767	676	985	890	858	662	1,091	849
Gross profit	130	127	227	171	172	124	503	343
Gross profit (%)	14	16	19	16	17	16	32	29
Nitrogen
Sales	404	321	421	336	415	286	641	382
Cost of product sold	291	244	320	246	286	210	347	209
Gross profit	113	77	101	90	129	76	294	173
Tonnes sold (’000)	879	735	906	792	907	636	1,103	746
Selling price (per tonne)	459	438	464	424	458	450	582	511
Margin (per tonne)	128	105	111	113	144	119	267	224
Potash
Sales	9	79	175	128	107	93	212	152
Cost of product sold	59	77	103	82	68	66	92	68
Gross profit	(50)	2	72	46	39	27	120	84
Tonnes sold (’000)	19	251	566	428	344	265	544	378
Selling price (per tonne)	482	313	310	298	313	349	389	404
Margin (per tonne)	(2,510)	9	128	107	112	103	221	221
Phosphate
Sales	200	173	161	167	159	122	211	162
Cost of product sold	163	142	155	165	163	115	184	125
Gross profit	37	31	6	2	(4)	7	27	37
Tonnes sold (’000)	305	261	268	308	285	192	317	232
Selling price (per tonne)	656	663	598	544	560	633	667	698
Margin (per tonne)	122	117	22	8	(16)	38	83	161
Ammonium sulfate, ESN and other
Sales	107	65	170	136	109	75	201	144
Cost of product sold	80	54	134	107	95	62	147	101
Gross profit	27	11	36	29	14	13	54	43
Tonnes sold (’000)	249	154	357	303	241	159	340	259
Product purchased for resale
Sales	177	165	285	294	240	210	329	352
Cost of product sold	174	159	273	290	246	209	321	346
Gross profit	3	6	12	4	(6)	1	8	6
Tonnes sold (’000)	547	455	683	805	648	566	710	763
Selling price (per tonne)	326	361	418	365	370	372	462	462
Margin (per tonne)	5	12	18	5	(9)	1	11	8
EBIT	84	100	191	178	159	87	465	334
EBITDA	142	158	252	231	213	131	534	384
Adjusted EBITDA	150	171	263	237	237	144	542	393

AGRIUM 2014 ANNUAL REPORT    43

OTHER

“Other” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. Other is also used to eliminate purchase and sale transactions between our Retail and Wholesale business units so that each business unit can be evaluated independently.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs at our headquarters in Calgary, Alberta, share-based payments, and other expenses such as regulatory compliance, and foreign exchange gains and losses.

Other EBIT was a $207-million net expense in 2014 compared to a $163-million net expense in 2013.

Excluding the effect of share-based payments, net expense decreased by $13-million in 2014. The decrease was primarily related to lower payroll expense of $8-million in 2014 and greater non-recurring expenses of $30-million in 2013, related to Viterra acquisition costs and proxy defense costs. This decrease was partially offset by $23-million foreign exchange losses net of gains from derivative contracts due to weakening of the Canadian dollar versus the U.S. dollar.

As our share performance improved relative to our peers, share-based payments expenses increased from a recovery of $7-million in 2013 to an expense of $50-million in 2014.

44    AGRIUM 2014 ANNUAL REPORT

2015 AGRICULTURAL AND CROP INPUT MARKET OUTLOOK

Global grain consumption growth set a record of close to 110 million tonnes in 2013/14; a 4.7-percent increase over 2012/13 and the highest year-over-year rate of growth since 1976/77. The significant increase in consumption in 2013/14 following some major global crop production problems in 2012/13 was an indication of the insatiable global demand for food.

If historical consumption trends continue, global crop production may have to increase by approximately 55 percent from 2013 levels by 2050. The increase in production will primarily have to be achieved through continued increases in crop yield, in addition to increases in cropping area and intensity. Historically, agricultural productivity has continuously improved, driven by agronomic innovations and technology and we expect that trend to continue.

From year to year, global crop production remains dependent on weather conditions. Over the past two growing seasons, weather has cooperated in most major growing regions, producing crop yields above the long-term trend and leading to record crop production and increased inventories. While this has pressured the prices of most crops in the short-term, we expect that the combination of reduced planted area and the return to trend yield levels in 2015 could tighten the global crop supply/demand balance.

•	Global production of grains and oilseeds set a record of three billion tonnes in 2014/15, 1 percent above the very high levels reached in 2013/14 and 9 percent above the five-year average.

•	Global grain yields set a record for the second consecutive year. The positive deviation from trend yields in 2013/14 and 2014/15 was unprecedented for consecutive years.

•	U.S. corn yields set a record high, surpassing the previous record level by over 5 percent and surpassing the trend yield by the highest margin since 1994.

•	Despite the second consecutive year of record crop production, global crop prices finished 2014 on a positive note due to robust demand coupled with supply uncertainty from Russia.

KEY CROP PROTECTION MARKET DRIVERS

•	The combination of declining crop prices and ideal growing conditions decreased pest and disease pressure and contributed to lower U.S. crop protection product demand for some products in 2014.

•	We expect that total North American crop area will be down by about 1 to 2 percent and corn area down by about 1 to 3 percent in 2015, depending on the final size of the South American crop which may put some pressure on crop protection demand.

•	Demand for fungicides and insecticides will be partially dependent on weather conditions, related pest pressure and crop prices in 2015.

KEY SEED PROTECTION DRIVERS

•	Overall seed demand is expected to be down slightly in 2015 due to reduced crop area, particularly for corn and cotton.

•	We expect demand for top genetic seed offerings to continue to be strong in 2015, as history has shown that growers tend to continue using top genetic offerings even under tighter crop production margins. However, lower crop prices may limit potential price realizations in 2015.

AGRIUM 2014 ANNUAL REPORT 45

NITROGEN MARKET OUTLOOK

•	Global nitrogen demand is estimated to have increased by approximately 1.5 to 2 percent in 2014 and is expected to increase by about the same amount in 2015. International nitrogen prices traded in a relatively narrow range in 2014, and this is expected to continue in 2015 (depending on the impact of Chinese exports).

•	Chinese urea exports set a record at 13.6 million tonnes in 2014 accounting for over 25 percent of global exports and up from 8.3 million tonnes in 2013. The Chinese government further loosened its export restrictions for 2015, which we expect will lead to a more even distribution of exports throughout the year.

•	Natural gas restrictions, geopolitical conflict and technical problems in key geographies were important drivers of global nitrogen markets in 2014, as nitrogen production was constrained from important producers such as Ukraine, Egypt, Algeria and Trinidad, tightening global nitrogen supplies in general and ammonia supplies in particular.

•	New nitrogen capacity is expected to be added in Algeria and Russia in 2015, while new urea capacity is scheduled to come on-stream in Saudi Arabia and Egypt in the first half of 2015 and in the U.S. in late 2015. China is expected to continue to expand its urea capacity. In recent years, project delays have resulted in lower than expected production from new projects.

•	We expect the combination of more adequate urea supplies in North America and increased first half export supplies from China will lead to less volatility in urea prices.

•	Following a relatively slow start in 2014, Indian urea import demand was unseasonably strong in late 2014 and the first quarter of 2015. Indian urea imports in the 2014/15 agricultural year are projected to total approximately 7.5 million tonnes, compared to 7.1 million tonnes in 2013/14. There is a risk that Indian urea imports will be negatively impacted by policy changes in the 2015/16 agricultural year.

•	Due to delayed harvest and the early onset of winter weather in the U.S., the fall ammonia application season was relatively narrow in 2014. This is expected to support robust demand for nitrogen products in the spring of 2015.

•	Global nitrogen demand increased by approximately 1.5 percent in 2014 and is projected to increase by 1.5 to 2 percent in 2015.

•	Some of the relatively high-cost nitrogen producers in Europe are expected to benefit from reduced crude oil prices if their natural gas prices are tied to crude oil prices. In recent years, the importance of these producers to the nitrogen market has diminished as the proportion of European nitrogen producers purchasing formula-based natural gas has declined, as has the importance to the global export market.

POTASH MARKET OUTLOOK

•	Global potash shipments set a new record of 61.5 million tonnes in 2014 as a result of very robust demand throughout 2014.

•	Global potash shipments are projected to range between 58 and 60 million tonnes in 2015, with demand expected to be seasonally strong and logistical capacity tight in the first half of the calendar year.

•	The global potash supply and demand balance is projected to remain relatively tight in 2015, in part due to the flooding of a major Russian mine in late 2014 and also due to capacity constraints in Canada resulting from the ramp-up of brownfield expansions.

•	India’s potash demand is expected to continue to grow at a robust pace in 2015, and demand may be further supported by a potential change in government policy to achieve more balanced fertilization.

PHOSPHATE MARKET OUTLOOK

•	Global phosphate demand grew by approximately 3 percent in 2014 and is projected to grow by between 1 and 2 percent in 2015, despite lower global crop prices.

•	Chinese phosphate exports set a record in 2014 reaching 7.2 million tonnes versus 4.5 million in 2013 as a result of strong global demand, particularly from Brazil.

•	North American productive capacity of phosphate declined in 2014, driven by the closure of a major plant in Florida and the bankruptcy and closure of another plant on the U.S. Gulf Coast.

•	There was further consolidation in the North American phosphate market in 2014 when the largest North American phosphate producer acquired the third largest North American producer.

•	India is the largest importer of DAP globally. Indian DAP imports are expected to increase by 38 percent, reaching 4.5 million tonnes in 2014/15, and are anticipated to continue to increase in 2015/16.

•	Brazilian DAP/MAP imports reached a record 3.8 million tonnes in 2014, up 12 percent from the previous record set in 2013. Import demand benefitted from reduced domestic phosphate production in 2014. Brazilian demand is projected to decline slightly in 2015 due to reduced crop area but still remain at historically high levels.

46    AGRIUM 2014 ANNUAL REPORT

U.S. CROP CASH MARGINS*
(USD/ACRE)

$400
$300
$200
$100
$0
$4.01/bu
$4.05/bu
$9.90/bu
$9.46/bu
$5.43/bu
$5.63/bu
Corn
Soybeans
Wheat
2003/04-2013/14 Avg.
2015/2016

* 2015/16 crop prices reflect new crop futures less basis.
Cash margin is calculated as yield multiplied by price less total cash costs.

Source: USDA, Doane, Green Markets, Agrium

CROP NUTRIENT PRICES
(USD/TONNE)

Average	2013	2014
Arab Gulf Urea	$348	**$329**
NOLA Urea	$377	**$393**
Midwest Potash	$471	**$428**
C.F. DAP	$471	**$480**

$700
$600
$500
$400
$300
$200
$100
$0
Sept 10
Nov 10
Jan 11
Mar 11
May 11
Jul 11
Sept 11
Nov 11
Jan 12
Mar 12
May 12
Jul 12
Sept 12
Nov 12
Jan 13
Mar 13
May 13
Jul 13
Sept 13
Nov 13
Jan 14
Mar 14
May 14
Jul 14
Sept 14
Nov 14
MIDWEST POTASH
C.F. DAP
ARAB GULF UREA

Source: Green Markets

GRAIN PRODUCTION, CONSUMPTION, and STOCKS/USE RATIO

2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
60%
50%
40%
30%
20%
10%
0%
1994/1995
1995/1996
1996/1997
1997/1998
1998/1999
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005
2005/2006
2006/2007
2007/2008
2008/2009
2009/2010
2010/2011
2011/2012
2012/2013
2013/2014
2014/2015
PRODUCTION (Million tonnes)
CONSUMPTION (Million tonnes)
U.S. CORN STOCKS/USE
GLOBAL GRAIN STOCKS/USE

Source: USDA

AGRIUM 2014 ANNUAL REPORT    47

ADDITIONAL FINANCIAL INFORMATION

KEY BUSINESS METRICS

Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels for the year ended December 31, 2014.

SENSITIVITIES ON 2014 SALES OR MARGINS

Retail and Wholesale sensitivity impact to EBIT, net earnings and net earnings per diluted share
(millions of U.S. dollars, except as noted)	Change in factor	EBIT impact	Net earnings impact (f)	Net earnings per diluted share impact (f)
Retail (a)
Crop nutrients	1.00%	52	38	0.26
Crop protection products	1.00%	46	34	0.23
Seed	1.00%	15	11	0.08
Merchandise	1.00%	9	7	0.05
Wholesale (b)
Nitrogen (c)(d)	$10.00	33	24	0.17
Potash (c)(e)	$10.00	11	8	0.06
Phosphate (c)	$10.00	13	9	0.07
Product purchased for resale (a)	1.00%	9	7	0.05
Exchange rate from CAD to USD	$0.01	4	3	0.02
(a)	Change in factor is gross profit as a percentage of sales.
(b)	Wholesale’s sensitivity to a $0.50/MMBtu change in natural gas prices is $41-million in EBIT and $30-million in net earnings. The sensitivity assumes no change to the price spread between U.S. and Alberta natural gas and excludes the impact of natural gas derivatives and industrial ammonia sales, which are on a gas index-plus margin basis.
(c)	Change in factor is margin per metric tonne of North American Wholesale produced sales.
(d)	Excludes the impact of natural gas sensitivity described in footnote (b) above.
(e)	Excludes the impact of potash production tax and resource surcharge.
(f)	Based on a tax rate of 27 percent and 144 million weighted average outstanding shares.

MARGINS

RETAIL

Retail product margins are normally more stable than Wholesale margins as Retail tends to be more of a cost-plus margin business than Wholesale. However, several factors can influence Retail margins. For example, nutrient margins are impacted by price volatility between the time we purchase the product and the time we sell the product to the grower, as well as price volatility driven by the relative timing of our competitors’ nutrient purchases relative to our purchases. Fluctuations in commodity prices affect the types of crops planted, resulting in different crop input needs and, more significantly, affecting the timing of growers’ decisions on the application levels and rates of our products. Lower crop commodity prices relative to the price of the inputs may result in growers delaying purchase and application of crop inputs that would otherwise optimize crop yields. Weather conditions can create significant fluctuations in the timing of Retail’s sales and the related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced by changes in the value of chemicals and newer seed varieties from our suppliers as well as shortages or oversupply of different products.

48    AGRIUM 2014 ANNUAL REPORT

WHOLESALE

Nitrogen cost of product sold is affected by changes in North American natural gas prices, and nitrogen prices are impacted by changes in global nitrogen supply and demand. The combination of these market fluctuations impacts nitrogen production margins. Fluctuations in the cost of raw material inputs such as phosphate rock, sulfur and ammonia affect our phosphate margins. Foreign trade policies, the existence and activities of marketing agencies, and buying strategy affect global supply and demand, which also influences potash pricing and margins. Wholesale’s purchase for resale margins are impacted by price volatility of a crop nutrient between the time we purchase the product and the time we sell the product to the customer.

FOREIGN EXCHANGE

The international currency of the agribusiness industry is the U.S. dollar. Accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars. We also have some exposure to the Argentine peso, Australian dollar and euro. Fluctuations in these currencies can also impact our financial results.

SELECTED RETAIL AND CONSOLIDATED FINANCIAL MEASURES

Performance ratios
	2014			2013
(in percentages)	Retail – North America	Retail	Consolidated Agrium	Retail – North America	Retail	Consolidated Agrium
Average non-cash working capital to sales (a)	N/A	17	14	N/A	20	17
Operating coverage ratio	N/A	72	67	N/A	71	57
Cash operating coverage ratio	N/A	61	55	N/A	62	47
EBITDA to sales	9	9	11	12	8	13
Return on capital employed (b)	10	10	7	14	9	11
Return on operating capital employed (b)	20	18	10	28	17	15

(a) Retail – North America average non-cash working capital to sales not disclosed on a geographic basis.

(b) Tax rate of 27 percent (2013 – 27 percent).

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CONSOLIDATED PERFORMANCE

Selected annual information
(millions of U.S. dollars, except per share amounts)	2014	2013	2012
Sales	16,042	15,727	16,024
Cost of product sold	12,490	11,954	11,716
Gross profit	3,552	3,773	4,308
Expenses
Selling	2,048	1,876	1,697
General and administrative	349	329	428
Earnings from associates and joint ventures	(23)	(68)	(91)
Purchase gain	—	(257)	—
Goodwill impairment	—	220	—
Other expenses	18	43	58
Earnings before finance costs and income taxes	1,160	1,630	2,216
Finance costs related to long-term debt	62	90	89
Other finance costs	70	66	41
Earnings before income taxes	1,028	1,474	2,086
Income taxes	230	394	570
Net earnings from continuing operations	798	1,080	1,516
Net loss from discontinued operations	(78)	(17)	(18)
Net earnings	720	1,063	1,498
Attributable to:
Equity holders of Agrium	714	1,062	1,494
Non-controlling interest	6	1	4
Net earnings	720	1,063	1,498
Earnings per share attributable to equity holders of Agrium
Basic earnings per share from continuing operations	5.51	7.31	9.67
Basic loss per share from discontinued operations	(0.54)	(0.11)	(0.11)
Basic earnings per share	4.97	7.20	9.56
Diluted earnings per share from continuing operations	5.51	7.31	9.67
Diluted loss per share from discontinued operations	(0.54)	(0.11)	(0.12)
Diluted earnings per share	4.97	7.20	9.55
Total assets	17,108	15,977	15,805
Non-current financial liabilities
Long-term debt	3,559	3,066	2,069
Other financial liabilities	17	24	36
Derivative financial liabilities	22	—	—
Total non-current financial liabilities	3,598	3,090	2,105
Dividends declared	435	367	154
Dividends declared per share	3.03	2.50	1.00

50    AGRIUM 2014 ANNUAL REPORT

SALES

Viterra’s results contributed significantly to the 2 percent increase in Agrium’s consolidated sales of $16.0-billion in 2014 compared to $15.7-billion in 2013. Viterra contributed $1.7-billion in sales in 2014. The increase was partially offset by lower Wholesale sales due to lower realized selling prices on all product lines and lower sales volumes from an extended outage to complete the tie-in at our Vanscoy potash facility and outage at our Redwater nitrogen facility. Overall, Wholesale sales decreased by 14 percent.

From 2012 to 2013, consolidated sales decreased 2 percent to $15.7-billion due to lower Wholesale sales attributed to weaker market pricing across all commodities. Overall, Wholesale sales decreased by 9 percent. However, this was partially offset by a Retail sales increase of 4 percent resulting from favorable weather conditions, which increased sales of fungicides, growth regulators, and herbicides. The acquisition of Viterra also contributed $276-million in additional sales in 2013.

GROSS PROFIT

Retail’s gross profit increased by $277-million in 2014 due to inclusion of Viterra’s gross profit of $268-million, higher seed sales volume, and an increase in crop nutrients sales.

Wholesale’s gross profit decreased by $487-million in 2014 as a result of lower realized selling prices for all product lines, higher nitrogen input costs from higher average natural gas prices, and higher fixed costs recorded directly to cost of product sold coupled with lower potash and nitrogen volumes sold due to an extended outage to complete the tie-in at our Vanscoy potash facility and outages at our Redwater and Fort Saskatchewan nitrogen facilities.

Gross profit for the year ended December 31, 2013 was $3.8-billion – a $535-million decrease from 2012. The decrease was primarily due to Wholesale’s gross profit decrease of $608-million as a result of lower realized sales prices for nitrogen and phosphate due to weaker market conditions, higher nitrogen input costs from higher natural gas prices, and lower potash margins stemming from uncertainty in the potash market after the break-up of BPC. These were partially offset by a Retail gross profit increase of $137-million as a result of increased crop protection and seed sales and the impact of a full year of earnings from acquisitions made in the second half of 2012.

SELLING EXPENSES

Virtually all of our selling expenses were in our Retail business unit. Retail’s selling expense remained relatively consistent with prior year. On a total basis there was a nominal increase of selling expenses as a percentage of sales.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses breakdown
(millions of U.S. dollars)	2014	2013
Share-based payments (recoveries)	50	(7)
Depreciation and amortization	30	45
Cash general and administrative	269	291
	349	329

General and administrative expenses, excluding share-based payments expenses, decreased by $37-million due to reductions in depreciation, payroll and outside services expenses during the year. Share-based payments expenses increased by $57-million resulting from an improvement in our share performance relative to our peers and an increase in our share price in 2014 compared to share price declines in 2013.

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Depreciation and amortization
(millions of U.S. dollars)	Retail	Wholesale	Other	Total
2014
Cost of product sold	6	223	—	229
Selling	291	—	—	291
General and administrative	8	7	15	30
	305	230	15	550
2013
Cost of product sold	5	200	—	205
Selling	222	—	—	222
General and administrative	11	17	17	45
	238	217	17	472

Depreciation and amortization included in selling expenses was $291-million in 2014 compared to $222-million in 2013. The full amount of the increase is attributed to the Retail business unit, as Retail had a greater depreciable base as a result of recent acquisitions including Viterra. Wholesale depreciation and amortization included in general and administrative decreased by $10-million, reflecting accelerated depreciation in 2013 at our Kapuskasing mine coinciding with its closure.

EARNINGS FROM ASSOCIATES AND JOINT VENTURES

Earnings from associates and joint ventures were $23-million and $68-million in 2014 and 2013, respectively. Our earnings from associates and joint ventures decreased this year due to scheduled and unscheduled plant outages at the Profertil facility leading to higher costs and reduced sales. The MOPCO nitrogen facility faced increased gas supply interruptions during the year, resulting in reduced production and tonnes available for sale and increased costs per tonne.

PURCHASE GAIN

In 2013, we recorded a purchase gain of $257-million, representing the difference between the fair value of the acquired Viterra net assets and the related purchase price.

GOODWILL IMPAIRMENT

No goodwill impairment was recorded in 2014. In 2013, a $220-million goodwill impairment was recorded in our Retail – Australia business as a result of delayed synergy realization and reduced expectations for sales, gross margins and long-term growth.

OTHER EXPENSES

Other expenses breakdown
(millions of U.S. dollars)	2014	2013
Net foreign exchange and derivatives (not designated as hedges) loss	15	27
Interest income	(83)	(76)
Environmental remediation and asset retirement obligations	24	7
Bad debt expense	19	9
Potash profit and capital tax	10	21
Other	33	55
	18	43

The decrease in net foreign exchange and derivatives (not designated as hedges) loss in 2014 compared to 2013 was primarily driven by gains from the derivative contracts to mitigate U.S. dollar denominated commercial paper, foreign cash positions and other balance sheet exposures, and fluctuations in the natural gas prices.

Environmental remediation and asset retirement obligations increased by $17-million due to additional provisions made for our Conda plant and mine sites in 2014.

Other expenses decreased by $22-million from 2013 to 2014 as a result of higher non-recurring expenses incurred in 2013 including proxy defense costs of $17-million and acquisition costs of $13-million related to Viterra.

52    AGRIUM 2014 ANNUAL REPORT

FINANCE COSTS

Finance costs in 2014 decreased by $24-million compared to 2013. The decrease was due to higher interest capitalized of $111-million for the construction of our Vanscoy potash and Borger nitrogen facilities compared to $61-million in 2013. We expect our capitalized interest to be lower in 2015 with the completion of the Vanscoy project in 2014.

INCOME TAXES

Our overall effective tax rate was 22 percent in 2014 compared to 27 percent for 2013. Excluding the recognition of one-time previously unrecognized tax assets of $36-million, the effective tax rate for 2014 would have been 26 percent.

Changes in statutory income tax rates, the mix of earnings, tax allowances and realization of unrecognized tax assets among the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the years ended December 31, 2014 and 2013, are provided in note 6 of the Notes to the Consolidated Financial Statements.

NET EARNINGS FROM CONTINUING OPERATIONS

Overall, the net earnings from our continuing operations in 2014 decreased by $282-million due to lower realized selling prices across our product lines and lower sales volumes due to an extended outage to complete the tie-in at our Vanscoy potash facility and outages at our Redwater and Fort Saskatchewan nitrogen facilities.

In 2013, the earnings from our continuing operations decreased by $436-million compared to 2012. Although our total general and administrative and other expenses decreased by $114-million, our gross margin was affected by the weaker market conditions and higher natural gas prices that affected our total net earnings for the year.

NET LOSS FROM DISCONTINUED OPERATIONS

In 2013, Agrium’s Board of Directors approved the transition of the Turf and Ornamental business to be held for sale. During 2014, Agrium completed the sale of the Turf and Ornamental business for $94-million. We reduced the value of assets held for sale to fair value less costs of disposal. Refer to note 3 of the Notes to the Consolidated Financial Statements for further details.

ASSETS

See the discussion in the section “Financial Condition” on page 56 for detailed analysis of 2013 to 2014.

Total assets increased by 1 percent from 2012 to 2013. Agrium consolidated the assets of the acquired Viterra operations in 2013 net of the settlement of the advance made to Glencore International plc (“Glencore”) in the fourth quarter of 2012.

NON-CURRENT FINANCIAL LIABILITIES

See the discussion in the section “Financial Condition” on page 57 and “Liquidity and Capital Resources” under cash (used in) provided by financing activities on page 59 for detailed analysis of 2013 to 2014.

In 2013, we had issuances of $500-million of 3.5 percent debentures due June 2023 and $500-million of 4.9 percent debentures due June 2043, increasing the total non-current financial liabilities balance compared to 2012.

DIVIDENDS DECLARED

From 2012 to 2014, a series of dividend increases were approved by the Board of Directors, as follows:

Dividend breakdown

Effective date	Dividends declared per share	Frequency	Dividends declared per share on an annualized basis
June 7, 2012	$0.50	Semi-annually	$1.00
December 14, 2012	$0.50	Quarterly	$2.00
September 23, 2013	$0.75	Quarterly	$3.00
November 3, 2014	$0.78	Quarterly	$3.12

We declared dividends on our common shares of $435-million in 2014 and $367-million in 2013. Common share dividends paid were $430-million in 2014 and $334-million in 2013.

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QUARTERLY RESULTS OF OPERATIONS

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

Selected quarterly information
	2014				2013
(millions of U.S. dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	2,705	2,920	7,338	3,079	2,867	2,796	6,908	3,156
Cost of product sold	1,973	2,255	5,739	2,523	2,127	2,167	5,209	2,451
Gross profit	732	665	1,599	556	740	629	1,699	705
Expenses
Selling	515	480	609	444	511	423	546	396
General and administrative	103	80	66	100	116	57	62	94
Earnings from associates and joint ventures	(2)	(7)	(13)	(1)	(29)	(11)	(15)	(13)
Purchase gain	—	—	—	—	(257)	—	—	—
Goodwill impairment	—	—	—	—	220	—	—	—
Other expenses (income)	9	7	42	(40)	(4)	16	42	(11)
Earnings before finance costs and income taxes	107	105	895	53	183	144	1,064	239
Total finance costs	40	29	27	36	39	35	42	40
Income taxes	(3)	(15)	243	5	34	29	278	53
Net earnings from continuing operations	70	91	625	12	110	80	744	146
Net (loss) earnings from discontinued operations	(19)	(41)	(9)	(9)	(11)	(4)	3	(5)
Net earnings	51	50	616	3	99	76	747	141
Attributable to:
Equity holders of Agrium	47	50	615	2	96	76	749	141
Non-controlling interest	4	—	1	1	3	—	(2)	—
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	0.46	0.63	4.34	0.08	0.74	0.54	5.00	0.98
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	0.33	0.35	4.28	0.02	0.66	0.52	5.02	0.94
EBITDA	245	248	1,037	180	314	250	1,191	347
Adjusted EBITDA	253	261	1,048	186	338	263	1,199	356
Dividends declared	112	107	108	108	108	110	74	75
Dividends declared per share	0.78	0.75	0.75	0.75	0.75	0.75	0.50	0.50

54    AGRIUM 2014 ANNUAL REPORT

Significant items affecting the comparability of quarterly results include the following:

2014

•	We had record sales for a second quarter coming from strong results of the acquired Viterra Agri-products operations and improvement in our international operations; and

•	Our share-based payments expenses or recoveries in 2014 fluctuated based on changes in our share price and our performance relative to our peers. Our share-based payments expenses in the first, third and fourth quarters were $31-million, $10-million and $25-million respectively compared to a recovery of $16-million in the second quarter.

2013

•	We had higher sales for the second quarter coming from a more normal seasonal crop input demand compared to the second quarter of 2012, when the early spring season shifted sales typically earned in the second quarter to the first quarter of 2012;

•	During the fourth quarter, the Turf and Ornamental and Direct Solutions businesses of the AAT business unit were reported within discontinued operations;

•	Also included in the fourth quarter was a purchase gain of $257-million related to the Viterra acquisition (see page 52 for further information);

•	Additionally, goodwill impairment of $220-million occurred in the fourth quarter in relation to delayed synergy realized and reduced expectations for sales, gross margins and long-term growth in Retail – Australia (see page 52 for further information); and

•	Our share-based payments expenses for the first and fourth quarters were $16-million and $28-million respectively compared to recoveries of $30-million and $21-million respectively in the second and third quarters. Our share-based payments expenses or recoveries fluctuated based on changes in our share price and our performance relative to our peers.

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FINANCIAL CONDITION

The following are changes to the financial condition of our consolidated balance sheet for the year ended December 31, 2014.

Detailed balance sheet analysis
(millions of U.S. dollars, except as noted)	December 31, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
Assets
Cash and cash equivalents	848	801	47	6%	See discussion in the section “Liquidity and Capital Resources”.
Accounts receivable	2,075	2,105	(30)	(1%)	—
Income taxes receivable	138	78	60	77%	Increase was due to expected refunds in Canada and the U.S. as a result of tax installments paid in excess of taxes payable.
Inventories	3,505	3,413	92	3%	Increase in inventories was due to lower sales of crop nutrients and crop protection related to an early start of winter across most of North America.
Prepaid expenses and deposits	710	805	(95)	(12%)	Pre-purchased seed inventory in North America decreased due to a preference to take receipt of inventory in 2014 versus prepaying prior to receipt in 2013.
Other current assets	122	104	18	17%	—
Assets held for sale	—	202	(202)	(100%)	The sale of the Turf and Ornamental business was completed in July 2014.
Property, plant and equipment	6,272	4,960	1,312	26%	Wholesale additions increased by approximately $1.3-billion due to spending related to the Vanscoy potash expansion project and approximately $350-million due to the Borger nitrogen expansion project. These increases were partially offset by foreign exchange translation.
Intangibles	695	738	(43)	(6%)	—
Goodwill	2,014	1,958	56	3%	Increase in goodwill was due to the growth of our Retail business unit from its acquisitions and tuck-ins.
Investments in associates and joint ventures	576	639	(63)	(10%)	Decrease was due to a change in ownership over Agricen, previously treated as an associate in 2013 and now as a subsidiary in 2014, coupled with dividend declarations of our associates.
Other assets	78	99	(21)	(21%)	Decrease was due to our disposition of other non-financial assets during the year.
Deferred income tax assets	75	75	—	—	—
Total assets	17,108	15,977	1,131	7%

56    AGRIUM 2014 ANNUAL REPORT

Detailed balance sheet analysis
(millions of U.S. dollars, except as noted)	December 31, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
Liabilities
Short-term debt	1,527	764	763	100%	The increase in short-term borrowings was due to an increase in our working capital and capital expenditure requirements.
Accounts payable	4,197	3,985	212	5%	Customer prepayments increased by $85-million and trade payables increased by $52-million due to a growth of our Retail business from tuck-ins and acquisitions. Accrued liabilities increased by $83-million due to additional accruals relating to our Borger nitrogen expansion project.
Income taxes payable	5	2	3	150%	—
Liabilities held for sale	—	44	(44)	(100%)	The sale of the Turf and Ornamental business was completed in July 2014.
Long-term debt	3,570	3,124	446	14%	Long-term debt increased due to the $500-million debentures that were issued in the fourth quarter of 2014 to reduce short-term debt and for general corporate purposes.
Post-employment benefits	151	135	16	12%	—
Other provisions	480	538	(58)	(11%)	Decrease is primarily due to updated cash flow projections in our phosphate asset retirement obligations.
Other liabilities	69	59	10	17%	—
Deferred income tax liabilities	422	530	(108)	(20%)	Decrease is due to a recognition of previously unrecognized tax assets, temporary differences in respect to depreciation and amortization, and the foreign exchange translation of deferred taxes.
Total liabilities	10,421	9,181	1,240	14%
Shareholders’ equity	6,687	6,796	(109)	(2%)

WORKING CAPITAL

Our working capital from continuing operations, defined as current assets excluding current assets held for sale less current liabilities excluding current liabilities held for sale, at December 31, 2014 was $1.5-billion – a decrease of $840-million over December 31, 2013. See the discussion of current assets in the section “Financial Condition” on page 56 for more information on the drivers of this change in working capital from continuing operations.

Working capital breakdown
(millions of U.S. dollars)	2014	2013
Current assets excluding current assets held for sale	7,398	7,306
Current liabilities excluding current liabilities held for sale	5,853	4,921
Working capital from continuing operations	1,545	2,385

SHAREHOLDERS’ EQUITY

Shareholders’ equity was $6.7-billion at December 31, 2014 – a decrease of $109-million compared to December 31, 2013. This was driven by a net increase in retained earnings of $249-million at December 31, 2014, compared to December 31, 2013, which represents the 2014 net earnings attributable to equity holders of Agrium partially offset by dividends declared of $435-million. Shareholders’ equity was also reduced by a $341-million foreign currency translation loss in accumulated other comprehensive loss due to the decline in the exchange rates of the Canadian and Australian dollars relative to the U.S. dollar.

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LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources needs can be met through a variety of sources, including cash on hand, cash provided by operations and short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities as well as long-term debt and equity capacity from the capital markets. Depending on the nature, timing and extent of any potential acquisitions or greenfield and brownfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing.

Sources and uses of cash

(millions of U.S. dollars)	2014	2013
Cash provided by operating activities	1,312	1,767
Cash used in investing activities	(2,068)	(681)
Cash provided by (used in) financing activities	856	(867)
Effect of exchange rate changes on cash and cash equivalents	(35)	(24)
Increase in cash and cash equivalents from continuing operations	65	195
Cash and cash equivalents used in discontinued operations	(18)	(52)

CASH PROVIDED BY OPERATING ACTIVITIES

Cash provided by operating activities comprises net earnings from continuing operations adjusted for items not affecting cash, interest received, interest paid, income taxes paid, dividends from associates and joint ventures and net changes in non-cash working capital.

Net earnings from continuing operations adjusted for items not affecting cash was a source of cash of $1.7-billion in 2014 and $1.9-billion in 2013. Material non-cash items include depreciation and amortization, finance costs and income taxes. Income taxes decreased by approximately $164-million from $394-million in 2013 to $230-million in 2014 consistent with lower earnings and the recognition of previously unrecognized tax assets. In 2013, there were significant non-cash transactions including goodwill impairment of $220-million offset by the purchase gain of $257-million with no comparable transactions for 2014.

Our non-cash working capital levels are affected by numerous factors including demand for our products and services, together with pre-sales of product and inventory build leading up to the spring and fall crop input application seasons; selling prices of our products and services; raw material input and other costs; and foreign exchange rates.

Cash flows from operating activities decreased primarily due to the variation in net changes in non-cash working capital comprised of a use of cash of $95-million in 2014 compared to cash inflows of $536-million in 2013. This change resulted from a larger increase in accounts payable in 2013 driven by increased purchases resulting from growth in the business from our tuck-in strategy. 2014 payable balances stayed consistent with prior year. Accounts receivable saw greater collections in 2013 reflecting higher sales. In 2014, there was a larger increase in inventory related to higher inventory balances at year end because of early winter resulting in lower than anticipated sales.

For further discussion of working capital balance sheet account changes from December 31, 2013, to December 31, 2014, see the section “Financial Condition” on page 56.

CASH USED IN INVESTING ACTIVITIES

Investing activities used $2.1-billion of cash in 2014 – an increase of $1.4-billion compared to 2013. This is primarily the result of $1.3-billion of cash received in 2013 from Glencore on the 2012 advance for the Viterra acquisition coupled with greater capital expenditures in 2014 on the Vanscoy potash and Borger nitrogen facilities.

BUSINESS ACQUISITIONS

In 2014 and 2013, we completed various acquisitions of smaller, independent retail operations for total cash consideration of $179-million and $64-million respectively.

CAPITAL EXPENDITURES

Capital expenditures breakdown

(millions of U.S. dollars)	2014	2013
Sustaining capital	566	591
Investing capital	1,455	1,164
Total	2,021	1,755

58    AGRIUM 2014 ANNUAL REPORT

CAPITAL EXPENDITURES BY BUSINESS UNIT

Capital expenditures by business unit

(millions of U.S. dollars)	2014	2013**	2012
Retail	199	198	186
Wholesale	1,808	1,538	991
Other *	14	19	48
Total	2,021	1,755	1,225
*	2012 include AAT capital expenditures. Starting December 2013, the agri-business of AAT was transitioned to Wholesale and the remaining businesses were reported in discontinued operations.
**	2013 balances were restated to reflect the transition of agri-business of AAT to Wholesale.

Sustaining capital includes the cost of replacements and betterments of our facilities. Retail’s sustaining capital expenditures in 2014 were $158-million (2013 – $166-million).

Investing capital typically includes a significant expansion of existing operations or new acquisitions. Our investing capital expenditures increased from 2013 to 2014 due to expenditures related to the Vanscoy potash and Borger nitrogen facility expansion projects.

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

Financing activities provided $856-million of cash in 2014 – a change of $1.7-billion compared to 2013, when financing activities used $867-million of cash. This is primarily the result of short-term debt issued in 2014 versus repaid in 2013 coupled with cash paid in 2013 related to shares repurchased under the normal course issuer bid that expired in 2014.

SHORT-TERM DEBT

Cash provided by short-term debt in 2014 was $845-million compared to cash used in the repayment of short-term debt of $511-million in 2013. The 2014 cash provided by short-term debt comprised $614-million from our commercial paper facility and $231-million from our credit facilities. In 2013, we repaid the short-term debt related to the multi-jurisdictional facility drawn upon for the 2012 advance of funds to Glencore.

LONG-TERM DEBT

On November 13, 2014, we issued $500-million of 5.25 percent debentures due January 15, 2045 to be used for short-term debt repayments and for general corporate purposes.

On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023, and $500-million of 4.9 percent debentures due June 1, 2043.

The debentures were issued under our 2014 and 2012 base shelf prospectuses, respectively. The 2014 base shelf prospectus permits issuance in Canada and the U.S. of common shares, debt and other securities up to $2.5-billion, less the offering price of securities issued between the 2014 filing date of the prospectus and May 2016. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets. The 2014 base shelf prospectus has a remaining capacity of up to an additional $1.5-billion.

In 2013, we repaid a $460-million floating rate bank loan.

DIVIDENDS

See the discussion in the section “Consolidated Performance” on page 53 for information about our dividends.

NORMAL COURSE ISSUER BID

In January 2015, the Toronto Stock Exchange (TSX) accepted our Notice of Intention to make a Normal Course Issuer Bid (the “Bid”). We proposed to purchase up to 7,185,866 common shares, being 5 percent of our 143,717,326 issued and outstanding shares as of January 19, 2015. Share repurchases are authorized from January 26, 2015 to

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January 25, 2016 or earlier until such time the Bid is completed or terminated. All shares purchased under the Bid will be cancelled. Security holders of Agrium may obtain a copy of the Notice of Intention without charge by contacting the Corporate Secretary of Agrium at 13131 Lake Fraser Drive S.E., Calgary, AB T2J 7E8 or by phone at (403) 225-7000.

We did not purchase any shares in 2014. During 2013, we purchased approximately 5,770,182 shares for total consideration of approximately $498-million pursuant to the normal course issuer bid that expired in 2014.

CASH AND CASH EQUIVALENTS USED IN DISCONTINUED OPERATIONS

Cash and cash equivalents used in discontinued operations were $18-million in 2014 and $52-million in 2013. For further discussion on discontinued operations, see the section “Net loss from discontinued operations” under “Consolidated Performance” on page 53.

CASH POSITION

Our year end cash balance was $848-million in 2014 and $801-million in 2013. We do not hold material cash balances in currencies other than the U.S. dollar and the Canadian dollar. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resources needs.

DEBT INSTRUMENTS, CAPITAL MANAGEMENT AND RATINGS

DEBT INSTRUMENTS

Short-term debt consists mainly of U.S. dollar-denominated commercial paper (“CP”) issued in Canada and the U.S. as well as various bank lines of credit for our operations in Europe, South America and Australia. We utilize a $2.5-billion multi-jurisdictional facility of which $2.45-billion is allocated to North America and $50-million is available to Australia. At December 31, 2014, we had $250-million drawn on our North American tranche at a rate of 1.61 percent. Australian tranche draws were less than $1-million. We also had $1.1-billion of CP outstanding at December 31, 2014, at a weighted average interest rate of 0.47 percent. Amounts borrowed under the CP program reduce our borrowing capacity under the multi-jurisdictional facility. For our international operations, we had credit facilities of approximately $389-million of which $160-million was outstanding at December 31, 2014, including $109-million in Europe and $51-million in South America.

Refer to note 15 of the Notes to the Consolidated Financial Statements for further information on our short-term debt and long-term debt.

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CAPITAL MANAGEMENT

Refer to note 24 of the Notes to the Consolidated Financial Statements for further information on our capital management policies.

Multi-jurisdictional facility covenants

	Limit		2014
Interest coverage ratio (a)	≥	2.5	13.0
Debt-to-capital ratio (b)	≤	0.65	0.40
(a)	Calculated as the last 12 months’ EBITDA divided by interest, which includes interest on long-term debt plus other interest.
(b)	Calculated as total debt divided by the sum of total debt and total equity. For purposes of this ratio, total debt is defined as the sum of short-term debt, long-term debt, guarantees and letters of credit, net of cash and cash equivalents.

These covenants were met as at December 31, 2014 and December 31, 2013.

DEBT RATINGS

The following information relating to Agrium’s credit ratings is provided as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by the rating agencies, particularly a downgrade below investment grade, or a negative change in the outlook for the Company could adversely affect Agrium’s cost of financing and our access to sources of liquidity and capital.

Debt ratings breakdown

Rating agency	Date of affirmation	Long-term debt rating	USD commercial paper	Ratings outlook
Standard & Poor’s Ratings Services	May 20, 2014	BBB	A-2	Stable
Moody’s Investors Service	May 20, 2014	Baa2	P-2	Stable

Refer to our 2014 AIF in the section “Item 7 – Description of Capital Structure – 7.3 Debt Ratings” for further information on our ratings, including ratings definitions.

FUTURE CASH REQUIREMENTS

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

At December 31, 2014, our aggregate contractual obligations for continuing operations are set out in the table below.

Contractual and other obligations

	Payment due by period
(millions of U.S. dollars)	Less than one year	One to three years	Four to five years	More than five years		Total
Operating
Long-term debt – interest	189	371	330	2,398		3,288
Operating leases	281	241	121	64		707
Purchase obligations	656	666	192	359		1,873
Total operating obligations	1,126	1,278	643	2,821		5,868
Capital
Long-term debt – principal repayments	—	100	512	2,965		3,577
Asset retirement obligations (a)	14	17	7	249	(c)	287
Environmental remediation liabilities (b)	59	40	25	47		171
Total capital obligations	73	157	544	3,261		4,035
Total	1,199	1,435	1,187	6,082		9,903
(a)	Represents the undiscounted, inflation-adjusted estimated cash outflows.
(b)	Represents the undiscounted, estimated cash flows.
(c)	This figure does not include estimated asset retirement obligations related to our potash operations. See the following discussion in the section “Asset retirement obligations”.

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Long-term debt

Failure to maintain certain financial ratios in respect of our credit facilities and other covenants in the various debt instruments may trigger early repayment provisions. See the discussion in the section “Debt Instruments, Capital Management and Ratings” on page 60.

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.

Purchase obligations

Purchase obligations include minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, and are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2014.

Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These contracts account for approximately 76 percent of Profertil’s gas requirements. YPF S.A. (“YPF”), our joint venture partner in Profertil, supplies approximately 24 percent of the gas under these contracts.

We have a power co-generation agreement for our Carseland facility that expires on December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 800,000 tonnes in 2015 and 798,000 tonnes from 2016 to 2018, with any potential subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2018, with a total outstanding commitment of $126-million at December 31, 2014.

In addition to amounts disclosed in the preceding table, future capital expenditures include approximately: (i) potash facility ramp up project – $300-million to $400-million and (ii) Borger, Texas nitrogen expansion project – $265-million.

Asset retirement obligations

Our mining, extraction, processing and distribution activities result in asset retirement obligations, which are part of our normal course of operations. Such retirement obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for obligations over the next 40 years, with the exception of those for potash operations, which are expected to occur after 100 years. The timing of retirement expenditures is dependent on a number of factors such as the life and nature of the asset, legal requirements and technology. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations is $271-million at December 31, 2014.

Environmental remediation liabilities

We establish provisions for environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation. We capitalize environmental expenditures that extend the life of the property, increase its capacity, or mitigate or prevent contamination from future operations. The discounted, inflation-adjusted estimated cash outflows required to settle the environmental remediation liabilities is $169-million at December 31, 2014.

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FUTURE CAPITAL EXPENDITURES

SUSTAINING CAPITAL

In 2015, our sustaining capital is expected to be approximately $500-million to $550-million for a number of large projects planned for the year. The 2015 sustaining capital program includes the following:

•	Reliability projects for Wholesale manufacturing facilities;
•	Wholesale resource development projects;
•	Risk management and risk reduction projects;
•	Planned turnaround inspection and overhaul at certain Wholesale facilities; and
•	Spending at our Retail operations in North and South America and Australia.

INVESTING CAPITAL

Our investing capital program planned for 2015 is expected to be approximately $700-million to $750-million and includes the following:

•	Further expenditures related to the Vanscoy potash expansion project to facilitate the ramp-up of annual production capacity by one million tonnes;
•	Debottlenecking of the Borger ammonia facility and brownfield urea expansion; and
•	Retail investments in growth and efficiency opportunities.

We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities, existing lines of credit (see the discussion in the section “Debt Instruments, Capital Management and Ratings” on page 60 for further details) and funds available from new debt or equity securities offerings.

BUSINESS ACQUISITIONS

During 2014, the Retail business unit completed the acquisition of various businesses for total consideration of $179-million.

In October 2013, we completed the Viterra acquisition. The acquired assets form part of our Retail business unit and include over 200 farm centers in Canada as well as distribution assets in Australia. Retail also completed acquisitions of other various businesses for a total consideration of $64-million.

Refer to note 2 of the Notes to the Consolidated Financial Statements for further information on our business acquisitions.

OUTSTANDING SHARE DATA

The number and principal amount of our outstanding shares at February 20, 2015, were as follows:

Outstanding shares at February 20, 2015

	Number of shares	Market value
Common shares	144 million	$16-billion

At February 20, 2015, the number of stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately nil.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

We are contractually obligated to reimburse Canpotex – an industry association of which we are a one-third owner – for our approximately 8 percent pro-rata share of any operating losses or other liabilities incurred. We believe that the probability of conditions arising that would trigger this guarantee is remote. Reimbursements, if any, are made from reductions of our cash receipts from Canpotex.

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FINANCIAL INSTRUMENTS

RISK MANAGEMENT

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board sets upper limits on the amounts and time periods over which management may manage risk using derivative financial instruments. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Global Exposure Management Policy. The objective of the policy is to reduce volatility in cash flows and earnings.

Our derivative financial instruments and the nature of the risks to which they are, or may be, subject are set out in the following table:

Derivative financial instruments

Risks
	Currency	Commodity price	Credit	Liquidity
Foreign currency forward, swap and option contracts	X		X	X

Natural gas forward, swap and option contracts, nutrient swap contracts and power swap contracts		X	X	X

Refer to note 21 of the Notes to the Consolidated Financial Statements for further information on our financial instruments.

ENTERPRISE RISK MANAGEMENT

WE MANAGE RISKS TO OUR ENTERPRISE

In the normal course of operations, our business activities expose us to risk. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions balance risk and reward and drive the maximum shareholder return.

RISK METHODOLOGY

Through Agrium’s structured Enterprise Risk Management (“ERM”) process, senior management, business units and corporate functions seek to identify and manage risks facing our business. Once identified, risks and related mitigation strategies are evaluated, documented and reviewed on an “evergreen” basis, with a formal review and quarterly sign-off. Many of these risks cross business units and corporate functions. In these cases, the aggregate risk to Agrium is considered and an overall corporate risk is monitored and assessed. The senior leadership team develops additional mitigation strategies for implementation where residual risk is deemed unacceptably high. Residual risk represents the remaining risk after taking into account existing mitigation strategies.

The risks we identify are assigned to six categories: strategic, financial, operational, market, environmental and political.

RISK-RANKING MATRIX

Agrium uses a risk matrix to assess the potential impact of risks based on the expected frequency and consequence of risk events:

•	We assess consequence based on the potential aggregate impact of a risk event on three areas: (a) company reputation; (b) our financial health; and (c) the environment and the health and safety of our employees and external parties; and
•	Frequency represents how often a consequence related to a risk is expected to occur. It is akin to probability of loss from the risk.

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AGRIUM’S RISK MATRIX

RISK GOVERNANCE STRUCTURE

At Agrium, we believe that good risk management is critical to successful execution of strategy and that everyone on the Agrium team has a role to play in managing risk.

BOARD OF DIRECTORS

•	Governs risk management directly and through its committees;
•	Responsible for understanding the material risks of the business and the related mitigation strategies and for taking reasonable steps to ensure that management has an effective risk management process in place; and
•	Individual committees of the Board oversee specific risks relevant to their areas of responsibility. For example, the Audit Committee monitors the risk management process for financial risks; the Environment, Health, Safety and Security Committee monitors the process for managing environmental, health, safety and security (“EHS&S”) risks; and the Compensation Committee assesses risks in compensation programs.

MANAGEMENT

•	Risks unique to our separate business units are managed by the presidents of those business units and their teams; and
•	Functional risks are managed by the corporate functional heads and their teams.

CHIEF RISK OFFICER

•	Agrium has an appointed Chief Risk Officer (“CRO”). Responsible for maintaining an effective ERM process, the CRO monitors current developments in risk management practices, drives improvements in Agrium’s risk management philosophy, program and policies, and champions development of a “best practice” risk management culture;
•	The CRO reports quarterly to the Board and senior management on all material risks, including new or increased risks resulting from changes in operations or external factors; and
•	The CRO also formally reports to the Board annually on the ERM process and material risks.

GOVERNANCE FUNCTIONS

•	Agrium maintains several risk governance functions that contribute to our overall control environment, including Internal Audit, Corporate EHS&S, Legal, and the Internal Control and Disclosure Compliance team.

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MATERIAL BUSINESS RISKS

The following is a discussion of certain material business risks facing Agrium. Further disclosure of material risks facing Agrium is provided in Agrium’s AIF for the year ended December 31, 2014.

PRODUCT PRICE AND MARGIN

Agrium’s operating results are dependent on product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors, including weather conditions, outlook for crop nutrient prices and farming economics, governmental policies, access of our customers to credit and build-up of inventories in distribution channels.

The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices. Resulting margins can therefore be volatile.

Within our Wholesale business unit, we sell manufactured product as well as product we have purchased for resale. Both components of the business are subject to margin volatility.

Our Retail business unit experiences relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be affected to a certain degree by the above factors.

WEATHER

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services. It may also impact prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in those seasons without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year to meet peak season demand and to react quickly to changes in expected weather patterns that affect demand.

UNPLANNED PLANT DOWNTIME

The results of our Wholesale business are dependent on the availability of our manufacturing facilities. Prolonged plant shutdown may result in a significant reduction in product available for sale, may affect the environment and/or the community, and may cause injury to an employee or a member of the public.

TRANSPORTATION

Reducing the delivered cost of product and ensuring reliability of product delivery to our customers are key success factors for our Wholesale marketing operations. Potential medium-term risks are the increased regulations and costs of transporting ammonia within North America given the safety concerns respecting transportation of this product.

BUSINESS ACQUISITIONS AND EXPANSIONS

There is a risk that recent or future acquisitions could fail to fully deliver the expected economic benefits, or we may experience integration challenges that could result in delays in achieving some or all of any anticipated synergies and require the allocation of additional resources to integrate the acquired businesses. Similarly, there is a risk that expansions of existing facilities or greenfield developments undertaken may have higher capital construction costs or be delayed or that such expansions may not generate the expected return on investment.

HUMAN RESOURCES

Long-term forecasts predict a tight labor market across many areas in which we operate due to changing demographics, including the general aging of the population. A tight labor market, including the associated risks of losing key individuals and difficulty attracting and retaining qualified personnel, is a risk to the business.

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RAW MATERIALS

Natural gas is the principal raw material used to manufacture nitrogen and is the single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production and may negatively impact nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas, where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. In addition, the price for natural gas in North America can vary significantly compared to the price for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices and reduce our margins.

The Profertil nitrogen facility faces risk concerning gas deliverability during the winter due to strains on gas distribution and residential demand in Argentina. The Argentine government has at times reduced the amount of gas available to industrial users in favor of residential users during the peak winter demand season. Profertil may also not be able to renew its long-term gas supply contracts at favorable rates or at all.

Mining has inherent risks. For phosphate, there are risks associated with the variability in the quality of phosphate rock that can impact cost and production volumes. For potash mining, there is a risk of incurring water intake or flooding as well as variability in quality that can impact cost and production volumes.

COUNTERPARTY

We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.

CREDIT AND LIQUIDITY

Our business is dependent on access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be limited, this could impact our ability to operate under normal conditions.

FOREIGN EXCHANGE

A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and, to a lesser extent, phosphate operations on a per-unit cost of product basis as well as to our corporate overhead costs. Significant changes in the Canadian dollar can also have a direct impact on our Canadian effective income tax rate.

A significant shift in the value of the Australian dollar against the U.S. dollar could impact the reported earnings of our Australian operations, which earn revenues mainly in Australian dollars but report in U.S. dollars.

COUNTRY

We have significant operations in Canada, the U.S. and Australia. We also operate in a number of South American and European countries, have business investments in Egypt, and are dependent on phosphate rock from Morocco. International business exposes us to a number of risks, such as uncertain economic conditions in the countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks, and the possible interruption of raw material supply due to transportation issues or government-imposed restrictions. We do not engage in business activities in any country that is a state sponsor of terrorism.

Construction of two new trains at the MOPCO-operated nitrogen plant in Egypt was shut down in November 2011 due to civil unrest. Construction resumed in 2014. As Agrium holds a 26 percent interest in MOPCO, failure to complete the expansion could have an adverse effect on our profitability, financial condition and results of operations. There is also a risk to the MOPCO nitrogen facility on gas deliverability as gas may be diverted for power generation as Egypt is seeing a growing demand for power.

Following its nationalization by the Argentine government in 2012, YPF, as the other 50 percent owner of the Profertil nitrogen facility, may have different business and economic interests or policy objectives under government management than it did in the past, which may be inconsistent with our interests as a 50 percent owner of that facility and which could have an adverse effect on the profitability, financial condition and results of operations of the Profertil facility. The Argentine government has imposed currency controls and regulatory measures to limit the flow of U.S. dollars out of the country. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resource needs.

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LEGISLATIVE RISK

We are subject to legislation, regulation and government policies in the jurisdictions in which we operate. We cannot predict how these laws, regulations or policies or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure.

ENVIRONMENT, HEALTH, SAFETY AND SECURITY

We face EHS&S risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the international fertilizer supply chain. These include the potential of physical injury to employees and contractors; possible environmental contamination and human exposure to chemical releases and accidents during manufacturing, mining, transportation, storage and use; and the security of our personnel, products, intellectual property and physical assets domestically and overseas from intentional acts of destruction, crime, violence, terrorism, and ethnic and international conflicts. In addition, there are risks of natural disasters and risks to health, including pandemic risk.

LITIGATION RISK

Agrium, like any other business, is subject to the risk of becoming involved in disputes and litigation. Any material or costly dispute or litigation could adversely impact our consolidated financial position and results of operations. See the discussion “Litigation” in the section “Contingent Liabilities” on page 69.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Agrium in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (1992). Based on this evaluation, the CEO and CFO concluded that as of December 31, 2014, we did maintain effective internal control over financial reporting. Commencing 2015, the effectiveness of internal control over financial reporting will be assessed using the Internal Control-Integrated Framework 2013 issued by COSO.

On October 1, 2013, we completed the Viterra acquisition and in 2014 we completed the integration of our Viterra control environment into the Agrium control environment to ensure controls were operating effectively as at December 31, 2014. Other than the Viterra integration, there have been no changes to our internal controls over financial reporting during the year ended December 31, 2014 that had, or would have, a material impact over our control over financial reporting. Management used appropriate procedures to ensure internal controls were in place during and after implementation.

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The effectiveness of internal control over financial reporting as of December 31, 2014, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2014 Annual Report to Shareholders.

CONTINGENT LIABILITIES

LITIGATION AND ENVIRONMENTAL MATTERS

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses, and we expect our involvement in such matters to continue in the normal conduct of our business. We regularly assess the need for accounting recognition and/ or disclosure of these matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of the probable outcome on our judgment of a number of factors including similar past experience and history, precedents, relevant financial, scientific and other evidence of each matter, and opinions from corporate and outside counsel. Accruals are recorded when occurrence is probable and the outcome is reasonably estimable. We may not be able to make a reliable estimate of losses or the range of possible losses when claims do not specify an amount of damages sought, when there are numerous plaintiffs, or when a case is in its early stages. We will represent our interests vigorously in all of the proceedings in which we are involved.

Legal proceedings and environmental matters are inherently complex and, as described above, we apply significant judgment in estimating probable outcomes. As a result, the potential exists for adjustments to liabilities and material variance between actual costs and estimates.

Information on the amounts accrued for litigation, environmental remediation and asset retirement are disclosed in note 18 of the Notes to the Consolidated Financial Statements. Our assessment of specific litigation matters at the date of issuance of this MD&A is set out below. For a discussion of our Idaho Mining Properties and Manitoba Mining Properties, see the section “Environmental Contingencies” on page 70.

OIL-FOR-FOOD PROGRAMME

On June 27, 2008, the Iraqi government filed a civil lawsuit in the U.S. against AWB, a subsidiary we acquired in 2010, and 92 other parties, in a lawsuit alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-for-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed motions to dismiss the complaint in June 2010. The court dismissed the lawsuit in 2013. In 2014, the dismissal was upheld on appeal and the court refused the plaintiff’s request to reconsider the dismissal. Plaintiffs have until March 2015, to seek leave to appeal the decision. Although we believe that the possibility of a material financial effect from this matter is remote, an adverse decision could have a material adverse effect on Agrium’s consolidated financial position and results of operations. We have not accrued a liability for damages for this matter.

ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the time of plant or mine closure, and beyond.

The environmental requirements for new projects typically focus on baseline site conditions; ensuring that the design and equipment selection meet operating requirements; the satisfaction of permitting, preconstruction studies, discharge and other operating requirements; and the use of appropriate safeguards during construction.

Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations, which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework where remediation is ongoing or where there is otherwise evidence that historic remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

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Finally, the environmental protection requirements that may apply at the time of plant closure can be of two types: environmental remediation that did not come due or arise until operations ceased; or asset retirement obligations stipulated by contractual or constructive obligations or other legal requirements. Asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

We record provisions under IFRS for environmental remediation and asset retirement. Provision amounts are provided in note 18 to our 2014 Financial Statements, which are incorporated herein by reference. If a matter does not meet the requirements for recognition as a provision under IFRS, it is classified as an environmental contingency.

ENVIRONMENTAL CONTINGENCIES

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management; we are assessing and investigating some sites and remediating or monitoring others. New information, including changes in regulations or results of investigations by regulatory bodies, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors, including the method and extent of the remediation and cost-sharing arrangements with other parties involved.

In assessing whether we would accrue a provision, we undertake a provision review process at each reporting period. Our process includes a review by technical staff in consultation with in-house legal counsel and internal accounting professionals to determine whether current information available to us supports our estimates of the financial effect of these matters and our related disclosures. Where appropriate, in-house legal counsel consults with external counsel as to its analysis and conclusions about the facts of each case, the status of litigation, and discussions and correspondence with third parties. We also review publicly available information for similar matters involving other companies. Our review includes previously assessed matters and an assessment as to whether any new matters require review.

Some remediation activities at our sites are subject to the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Resource Conservation and Recovery Act (“RCRA”) and similar federal, state, provincial and local environmental laws. CERCLA provides for phases of remediation (investigation, risk assessment, remedy selection, remedial design and construction, maintenance and long-term monitoring, and closure) under regulatory oversight.

For the matters described below, at the date of issuance of our 2014 Financial Statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued. Reasons for this determination include complexity of the matters; early phases of most proceedings; lack of information on the nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and the extent of our financial exposure, it is not practical to make a reliable estimate of the financial effect. As negotiations, discussions and assessments proceed, we may provide estimates. Events or factors that could alleviate our current inability to make reliable estimates for these matters include further identification of allegations or demands; completion of remediation phases; a ruling by a court or other regulatory body having jurisdiction; or initiation of substantive settlement negotiations.

UNITED STATES ENVIRONMENTAL PROTECTION AGENCY PHOSPHATE INDUSTRY INITIATIVE

In 2003, the United States Environmental Protection Agency (“EPA”) began investigating the phosphate industry as part of its National Enforcement Initiative regarding the mineral processing industry. The purpose of the EPA’s National Enforcement Initiative is to ensure that waste resulting from mineral processing is managed in accordance with RCRA regulations. RCRA is the federal statute that governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA is also evaluating the industry’s compliance with certain U.S. Clean Air Act (“CAA”) programs, including Maximum Achievable Control Technology (“MACT”) and Prevention of Significant Deterioration, the U.S. Emergency Planning and Community Right to Know Act (“EPCRA”) and CERCLA.

In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with CAA, CERCLA, EPCRA, RCRA and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium, of potential violations of CAA, CERCLA, EPCRA and RCRA, at the Conda facility.

In 2007, the EPA issued a Notice of Violation (“NOV”) to Nu-West alleging certain violations of the CAA and MACT at phosphoric acid production facilities, primarily involving pollution control equipment as well as start-up, shut-down and malfunction procedures. Nu-West formally responded to the EPA allegations; however, the NOV remains open. The EPA has yet to identify any further CAA allegations or demands.

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In 2008, the EPA issued a NOV to Nu-West identifying certain alleged violations of RCRA, focusing principally on the government’s interpretation of the Bevill exemption, among other regulatory standards. Nu-West is cooperating with the government’s inquiry and is in active discussion to resolve the EPA’s allegations. Among other activities designed to assist in obtaining resolution of the EPA’s claims, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations by means of an environmental assessment pursuant to section 3013 of RCRA. Nu-West is working cooperatively with the EPA and the IDEQ to negotiate work scopes to advance this assessment. In 2014, Nu-West continued to perform site assessment activities, and we expect that the overall assessment will be substantially completed during 2015; however, completion will be dependent on the results of the specific assessment activities.

Nu-West, along with other industry members also being evaluated under the same National Enforcement Initiative, is involved in ongoing discussions with the EPA, the U.S. Department of Justice (“DOJ”) and various environmental agencies to resolve these matters. Due to the nature of the allegations, Agrium is uncertain as to how the matters will be resolved or if litigation will ensue. Resolution of the government’s CAA, CERCLA, EPCRA and RCRA allegations may be by settlement. Potential settlement terms may include requirements to pay certain penalties, which Agrium currently believes will not be material, modify certain operating practices and undertake certain capital improvement projects, provide financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system at the Conda facility, and resolve the RCRA section 3013 voluntary consent order site investigation findings. Nu-West is continuing to negotiate the terms of settlement with the EPA and DOJ.

In 2008, the EPA further notified Nu-West that the government had commenced investigation of phosphate industry compliance with certain provisions of CERCLA and EPCRA. In March 2011, the EPA issued a NOV to Nu-West alleging violations of certain emissions reporting and related requirements under CERCLA and EPCRA. Nu-West is performing technical research and review in coordination with industry members in support of developing industry reporting protocols and is in ongoing discussions with the EPA in response to these allegations.

LEGACY ENVIRONMENTAL REMEDIATION ACTIVITIES: IDAHO MINING PROPERTIES

Nu-West has performed, is performing, or in the future may perform site investigation and remediation activities at six closed phosphate mine sites and one former mineral processing facility near Soda Springs, Idaho (“Idaho Legacy Sites”). These sites were mined and operated from as early as 1955 until as late as 1997. Selenium, a trace mineral essential for optimal human health but which can be toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines and to implement best practices to ensure selenium issues do not become a concern for current and new mining operations.

In 2013, the U.S. government and Nu-West reached an agreement for four Idaho Legacy Sites. Under the agreement, the U.S. government will (a) pay 33 percent of past and future investigation and remediation costs; and (b) contribute, independent of its 33 percent share all the funds remaining from the government’s recoveries from a bankruptcy proceeding involving Washington Group International, a past responsible party at the closed mine sites. Remaining funds available for recovery are estimated to be approximately $2-million. Nu-West has not accrued any amounts for potential recoveries from third parties. Since reaching this settlement with the U.S. government, Nu-West has executed subsequent agreements with federal and state environmental agencies under CERCLA, establishing the scope of preliminary work to be conducted at the four sites. Nu-West expects to complete substantial remedial construction at one of these sites by 2016. IDEQ is overseeing remediation programs for the three other Idaho Legacy Sites under agreements with Nu-West signed in 2014 and in previous years.

For all seven of the Idaho Legacy Sites, Nu-West continued in 2014 to develop and perform the preliminary scope of work, which it expects to be complete in one to three years. Completion of this preliminary work will enable Nu-West and the agencies to determine what, if any, further remediation work will be required.

LEGACY ENVIRONMENTAL REMEDIATION ACTIVITIES: MANITOBA MINING PROPERTIES

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium. Viridian has retained certain liabilities associated with the Fox Mine Site – a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site to meet downstream provincial water quality standards. Viridian has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the province

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of a remedial design are expected within the next 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province.

CLIMATE CHANGE AND GREENHOUSE GAS EMISSIONS

Directly and indirectly, Agrium generates greenhouse gas (“GHG”) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In Alberta, Specified Gas Emitters Regulation (“SGER”) has been enacted that applies to facilities emitting greater than 100,000 tonnes of CO2 equivalent (“CO2e”) per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to their 2003 – 2005 average baseline. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by purchasing qualifying emission offsets from other sources in Alberta or by contributing to the Climate Change and Emissions Management Fund (“the Fund”). Historically, the contribution costs to the Fund have been set at $15 per tonne of CO2e. The SGER was originally set to be revised in September 2014; however, the Government of Alberta delayed any revisions until the end of June 2015. As such, the specific requirements of the SGER and the economic value of the contribution costs to the Fund may change in 2015.

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations (total typical annual emissions of approximately 1,170,000 tonnes); Carseland Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes). Actual emissions in each case depend on operating time and conditions, which is influenced by market demand and supply factors. The annual impact of this legislation on Agrium is expected to range from $1-million to $4-million a year going forward based on a valuation of $15 per tonne, depending on variations in production from year to year, which will directly impact CO2e emissions. These expected annual costs are lower than they otherwise could have been, due in part to Agrium’s implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency, the purchase of emission offset credits, and the operation of a cogeneration facility in partnership with TransCanada Energy Ltd. at Carseland that captures waste heat and produces emission offset credits. Agrium and the fertilizer industry have also been involved in the development and implementation of the Nitrous Oxide Emissions Reduction Protocol (“NERP”), which is designed to generate emission offset credits for farmers who reduce their nitrous oxide (“N2O”) emissions. N2O is a significant GHG with a global warming potential that is approximately 300 times greater than CO2. NERP was approved by Alberta Environment in October 2010. The implementation of NERP is expected to result in more effective farm application of nitrogen fertilizer, reduced GHG emissions at the farm level and the introduction of additional low-cost offsets to the market.

Agrium will continue to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets in an effort to achieve a pragmatic and realistic compliance system that preserves the global competitiveness of the industry. To that end, Agrium and the Canadian fertilizer industry are currently in discussions with the Government of Canada on the industry’s GHG reduction target to help meet Canada’s commitment pursuant to the Copenhagen Accord to reduce GHG emissions by 17 percent below 2005 levels by 2020. In an effort to reduce CO2e emissions, Agrium has also developed strategies to improve energy efficiency in our operations, capture and store carbon, reduce the amount of N2O emissions from our nitric acid facilities and reduce emissions in agriculture.

About 60 percent of the natural gas required to produce ammonia – the basic building block of all nitrogen fertilizer – is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process are fixed by the laws of chemistry and cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency, which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements, and the Fort Saskatchewan facility is currently being used as a demonstration project for implementing an additional energy efficiency program for our nitrogen operations. Independent government-sponsored studies estimate that a further 3 to 5 percent reduction in combustion emissions intensity may be theoretically attainable for the Canadian industry, but this will be a challenging and potentially cost prohibitive target.

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Where feasible, Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery (“EOR”), industrial use or underground storage. At our Borger, Texas operation, approximately 300,710 tons of CO2 were captured in 2014 for EOR.

Agrium also has installed N2O reduction technology at two of our three operating U.S. nitric acid plants and has plans to install N2O reduction technology at our third plant during 2015 or beyond depending on reduction technology performance currently under evaluation.

Agrium estimates that the production stage of its operations accounts for roughly 95 percent of its overall emissions. In 2011, Agrium met its 2020 commitment to reduce North American GHG emissions intensity by 10 percent from 2005 levels. The GHG emissions intensity reduction target was met ahead of schedule, primarily through the closure of less carbon-efficient facilities and increased production at more carbon-efficient facilities. Agrium has set a new target to reduce its GHG emissions intensity by 20 percent from 2005 levels by 2020.

In the U.S., the EPA issued GHG emissions regulations that establish a reporting program for emissions of CO2, methane and other GHGs, as well as a permitting program for large GHG emissions sources. While the U.S. Congress has considered various legislative initiatives to reduce or tax GHG emissions, to date it has not enacted any laws in that regard. However, if Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform could include a carbon tax. The EPA has also proposed regulations that limit GHG emissions from power plants and announced its intent to issue further regulations limiting GHG emissions with the goal of reducing GHG emissions by 17 percent from 2005 levels by 2020 and by 30 percent from 2005 levels by 2030.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical estimates are those most subject to uncertainty and which have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

In note 26 of the Notes to the Consolidated Financial Statements, we have described in detail the following accounting estimates, which are the most critical in helping readers understand and evaluate our reported financial results. In our Consolidated Financial Statements, we have also discussed assumptions underlying our estimates and factors that might impact our estimates.

These critical accounting estimates require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effects of matters that are inherently uncertain. We have set out below additional information on events, trends and uncertainties that could impact our estimates. As well, we have described the impact on our financial statements of reasonably possible change in one assumption, while holding all other assumptions constant.

PURCHASE PRICE ALLOCATION

We completed the acquisition of the Viterra Agri-products business in 2013 while the purchase price allocation was completed in 2014. We have completed various other acquisitions in 2014 amounting to $179-million. We will finalize purchase price allocations for these acquisitions in 2015.

Retail is focused on achieving growth targets by continuing to acquire businesses in the future.

REBATES

We collect substantially all receivables associated with vendor rebates in the current fiscal year and therefore do not need to make subjective long-term estimates. Adjustments made to our gross profit and inventory in the following fiscal year have historically not been material. A 10 percent change in our vendor rebates at December 31, 2014, would have affected Retail’s net earnings by $15-million in 2014.

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INVENTORY VALUATION

We continuously assess whether lower prices for our products require that we write down inventories. During 2014 and 2013, we did not record any material inventory write-downs.

A 1-percent reduction in our inventories at December 31, 2014, would have reduced consolidated net earnings by $27-million in 2014. Decreases in global prices of our commodities held in inventory have the greatest potential to cause us to write down inventories.

IMPAIRMENT TESTING

We did not record any goodwill impairment in 2014.

Sensitivity of the results of goodwill impairment testing to changes in assumptions is described in note 12 of the Notes to the Consolidated Financial Statements. If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment that could be material. If key assumptions and estimates about our operations change, including lower than assumed sales growth, higher costs or other negative factors, we could record a material impairment to goodwill.

INCOME TAXES

Although we believe our assumptions and estimates are reasonable, tax assets are realizable and our accruals for tax liabilities are adequate for all open tax years based on our interpretations of tax law and prior experience, actual results could differ. This may affect consolidated income tax expense and earnings in future years.

Our effective income tax rate in a given financial statement period could change materially to the extent that we prevail in matters for which we have recorded a liability or are required to pay amounts in excess of our recorded liability.

PROVISIONS

Given the nature of these provisions, they can change significantly due to the inherent uncertainties in our estimates. Changes could have a material impact on our future earnings.

A 10-percent change in our provision for litigation at December 31, 2014, would have affected net earnings by $3-million in 2014.

A change in the assumptions underlying our provisions could have a significant impact on our financial position and results of operations. A 1-percent change in the rate we use to discount our provisions at December 31, 2014, would have affected consolidated net earnings by $8-million in 2014.

SHARE-BASED PAYMENTS

A 10-percent change in our share-based payments expenses for the year ended December 31, 2014, would have affected net earnings by $4-million in 2014.

We made changes to our share-based payments plans effective for 2015. These changes include the introduction of Restricted Stock Units as a replacement of stock options for non-officers and replacement of cash-settled stock appreciation rights for officer employees with equity-settled stock options. The future impact of these changes includes increased dilution of earnings per share.

We have not made any material changes in the accounting methodology of our critical accounting estimates for the past two fiscal years.

IFRS 15, Revenue from Contracts with Customers, may require that we add or modify accounting estimates relating to revenues.

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ACCOUNTING STANDARDS AND POLICY CHANGES

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact
New	IFRS 9

Financial Instruments replaced previous guidance on the classification and measurement of financial assets, which will now be classified on initial recognition at either (a) amortized cost, or (b) fair value, with gains and losses on remeasurement recognized in earnings, except for recognition in other comprehensive income on election for equity instruments not held for trading.

Financial Instruments (2013) replaces the hedge accounting requirements in IAS 39 to more closely align the accounting with risk management activities, introduces new requirements when an entity has chosen the fair value option for its own debt, and removes the mandatory effective date for IFRS 9.

Adopted January 1, 2014, retrospectively without restatement of prior year comparatives.

We reclassified financial assets that we held at January 1, 2014, retrospectively, resulting in balance sheet reclassifications without impact to earnings.

We began hedge accounting for certain natural gas contracts in 2014, as described in note 21 of the Notes to the Consolidated Financial Statements.

New	IFRS 15

Revenue from Contracts with Customers establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations.

			Agrium expects to adopt for annual periods beginning on or after January 1, 2017.	We will evaluate the impact of IFRS 15 in 2015.
Amended	IFRS 11	Joint Arrangements clarifies that when an entity acquires an interest in a joint operation that meets the definition of a business, it should be accounted for under IFRS 3 Business Combinations.	Agrium will adopt January 1, 2015.	There will be no material impact on adoption.
Amended	IAS 32

Offsetting Financial Assets and Liabilities (a) clarifies requirements for the right to set-off for rights that are contingent, and enforceability in default, insolvency or bankruptcy of all parties to a liability and (b) clarifies provisions on net settlement.

			Amendments adopted January 1, 2014.	There was no material impact on adoption.
New	IFRIC 21	Levies establishes guidance on accounting for levies imposed by governments.	Adopted January 1, 2014, retrospectively.	There was no material impact on adoption.

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ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS.

The following table outlines our additional IFRS financial measures, their definitions and how management assesses each measures. As the measures set out below are presented in our Consolidated Financial Statements included in this Annual Report, they are classified as additional IFRS financial measures where they reflect consolidated Agrium and as non-IFRS financial measures where they do not reflect consolidated Agrium, including references to EBITDA when presented on an operating segment basis.

Additional IFRS financial measures
Additional IFRS financial measures	Definition	Management’s assessment
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.

EBIT provides a supplemental measure used by management to (1) evaluate the effectiveness of our businesses; (2) evaluate our ability to service debt; and (3) determine resource allocations. We believe EBIT is useful to investors, securities analysts and management, as the measure allows for an evaluation of segment performance exclusive of capital structure and income taxes, both of which are not a direct result of the efficiency of each business and are generally accounted for and evaluated on a consolidated basis.

Consolidated ROOCE (Consolidated return on operating capital employed)

Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.

Consolidated ROOCE provides a measure of our operating performance and the efficiency of our capital allocation process over the long term. We believe this metric is useful in measuring and maximizing shareholder value in a growing company.

Consolidated ROCE (Consolidated return on capital employed)

Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.

Consolidated ROCE provides a measure of our operating performance and the efficiency of our capital allocation process over the long term. This is similar to ROOCE but this measure considers the intangibles and goodwill that reflects the purchase premium in buying a business. We believe this metric is useful in measuring and maximizing shareholder value in a growing company.

Interest coverage	Last 12 months’ EBITDA divided by interest, which includes interest on long-term debt plus other interest.

Management monitors this metric as part of strategic capital management, as our revolving credit facilities require that we maintain specific interest coverage. We believe this is useful in assessing our ability to cover our net interest expense with our operating income.

Net debt to net debt plus equity	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity.	Management monitors this metric as part of strategic capital management. We believe this is useful to investors and other interested parties in assessing our growth capacity and future capital needs.
Free cash flow	Cash provided by operating activities less sustaining capital expenditures.

Management monitors this metric as part of strategic capital management. We believe this is useful in assessing our available financing after considering the funds required to maintain our current asset base.

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The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures
Non-IFRS financial measures	Definition	Management’s assessment
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

Refer to EBIT. This measure is also used by investors and securities analysts as a valuation metric and as an alternative to cash provided by operating activities. This metric excludes income tax expenses and financing and related interest charges, which can distort the comparability of business units’ historical performance as these costs are managed at the consolidated level and cannot be allocated to all business units on a basis meaningful for comparison to other companies.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.

Refer to EBIT and EBITDA. Our joint ventures are included in statement of operations using the equity method, which does not separately disclose finance costs, income taxes, depreciation and amortization. Adjusted EBITDA is useful in evaluating our performance by presenting a measure of EBITDA that includes the EBITDA of our joint ventures.

EBITDA to sales	EBITDA divided by sales.

Management uses this metric to measure earnings and cash flow generated from each dollar of sales. We believe this metric is useful to evaluate operating profitability on a basis that is comparable from period to period.

Debt to EBITDA	Short-term plus long-term debt divided by EBITDA.	Management, investors and securities analysts use this metric to measure the Company’s ability to manage and repay debt payments.
Cash operating coverage ratio	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization.	Used to measure operating performance and efficiency of our operating expenses.

Retail – North America, International, Australia and Total Retail measures: return on operating capital employed, return on capital employed, average non-cash working capital to sales, operating coverage ratio, cash operating coverage ratio, EBITDA to sales, and EBIT

These measures when calculated using information from our Retail segment are considered non-IFRS financial measures as the specific Retail components are not separately presented in our Consolidated Financial Statements or Notes to the Consolidated Financial Statements.

Operating coverage ratio represents gross profit less EBIT, divided by gross profit.

See definitions for ROOCE and ROCE in the preceding Additional IFRS Financial Measures table.

Management, investors and securities analysts use these metrics to evaluate performance of our Retail business.

Refer to the equivalent consolidated metrics above on how management assesses each measure.

Comparable store sales

Represents the increase or decrease in current period Retail store sales compared to the prior period.

We include a location in the comparable store base once it is in operation or owned for over 12 months. If we close a store, we retain the sales of the closed location in the comparable store base if the closed location is in close geographical proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not make adjustments for temporary closures, expansions or renovations of stores.

Financial statement users commonly use this metric evaluate performance in the retail and distribution industries. We believe this metric is useful in highlighting the performance of our existing stores by measuring the change in sales for such stores for a period over the comparable period of equivalent length.

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Non-IFRS financial measures	Definition	Management’s assessment
Normalized comparable store sales

Comparable store sales normalized by using published NPK benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product.

Refer to comparable store sales. This metric removes fluctuations created by changes in commodity prices.
Capital expenditures – sustaining	Cost of replacements and betterments to our facilities.	Used to evaluate capital spending on improving existing operations and capacity.
Capital expenditures – investing	Expenditures on significant expansion of our existing operations.	Used to evaluate capital spending on business expansion and development.
Cost of product manufactured (“COPM”) excluding depreciation and amortization

All fixed and variable costs are accumulated in COPM. When these costs are divided by the production tonnes for the period, the result is actual COPM per tonne, which is compared to the standard COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances. For purposes of this disclosure, COPM excludes depreciation and amortization expense.

Fixed costs per tonne will fluctuate as production tonnage fluctuates. Fixed costs will remain constant whether or not tonnes are produced. Variable costs per tonne remain constant as production tonnage fluctuates. Variable costs fluctuate as production tonnage fluctuates.

Direct freight is a transportation cost to move the product from an Agrium location to the point of sale. It is not a component of COPM.

Metric used by management to evaluate performance relative to our peers on our cost of product manufactured excluding depreciation and amortization during the period.

There is no directly comparable IFRS measure for cost of product manufactured.

Debt-to-capital ratio

Total debt divided by the sum of total debt and total equity. For purposes of this ratio, total debt is defined as the sum of short-term debt, long-term debt, guarantees and letters of credit, net of cash and cash equivalents.

Metric used by management to evaluate the Company’s compliance with our facility covenants. There is no directly comparable IFRS measure for debt-to-capital ratio.

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RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2014
Adjusted EBITDA	1,119	821	(192)	1,748
Equity accounted joint ventures:
Finance costs and income taxes	—	24	—	24
Depreciation and amortization	—	14	—	14
EBITDA	1,119	783	(192)	1,710
Depreciation and amortization	305	230	15	550
EBIT	814	553	(207)	1,160
2013
Adjusted EBITDA	986	1,316	(146)	2,156
Equity accounted joint ventures:
Finance costs and income taxes	—	40	—	40
Depreciation and amortization	—	14	—	14
EBITDA	986	1,262	(146)	2,102
Depreciation and amortization	238	217	17	472
EBIT	748	1,045	(163)	1,630

Retail comparable store sales and Retail normalized comparable store sales

	Twelve months ended December 31,
(millions of U.S. dollars, except as noted)	2014	2013
Retail sales from the current period comparable store base	11,487	11,234
Prior year Retail sales	11,913	11,479
Comparable store sales (%)	(3.6%)	(2.1%)
Current year sales normalized for NPK benchmark prices	11,635	12,000
Normalized comparable store sales (%)	(2.3%)	4.5%

Return on operating capital employed and return on capital employed

	Rolling four quarters ended December 31, 2014			Rolling four quarters ended December 31, 2013
(millions of U.S. dollars, except as noted)	Retail – North America	Retail	Consolidated Agrium	Retail – North America	Retail	Consolidated Agrium
EBIT	723	814	1,160	940	748	1,630
Income taxes at a rate of 27 percent (2013 – 27 percent)	195	220	313	254	202	440
EBIT less income taxes	528	594	847	686	546	1,190
Average non-cash working capital	1,732	2,249	2,201	1,715	2,337	2,698
Average property, plant and equipment	903	1,013	5,819	726	852	4,244
Average investments in associates and joint ventures	39	83	616	33	79	631
Average other assets	4	11	94	5	15	104
Average operating capital employed	2,678	3,356	8,730	2,479	3,283	7,677
Return on operating capital employed (ROOCE) (%)	20%	18%	10%	28%	17%	15%
Average operating capital employed	2,678	3,356	8,730	2,479	3,283	7,677
Average intangibles	644	710	716	547	622	660
Average goodwill	1,810	1,957	1,984	1,791	2,125	2,206
Average capital employed	5,132	6,023	11,430	4,817	6,030	10,543
Return on capital employed (ROCE) (%)	10%	10%	7%	14%	9%	11%

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2014 FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED NET EARNINGS

Agrium’s 2014 fourth quarter net earnings from continuing operations were $70-million or $0.46 diluted earnings per share from continuing operations compared to net earnings from continuing operations of $110-million or $0.74 diluted earnings per share from continuing operations for the same quarter of 2013.

Financial overview

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2014	2013	Change	% Change
Sales	2,705	2,867	(162)	(6)
Gross profit	732	740	(8)	(1)
Expenses	625	557	68	12
Earnings before finance costs and income taxes (“EBIT”)	107	183	(76)	(42)
Net earnings from continuing operations	70	110	(40)	(36)
Net loss from discontinued operations	(19)	(11)	(8)	73
Net earnings	51	99	(48)	(48)
Diluted earnings per share from continuing operations	0.46	0.74	(0.28)	(38)
Diluted loss per share from discontinued operations	(0.13)	(0.08)	(0.05)	63
Diluted earnings per share	0.33	0.66	(0.33)	(50)
Effective tax rate (%)	(4)	24	N/A	N/A

SALES AND GROSS PROFIT

Sales and gross profit variance by business unit

	Quarter to date change
(millions of U.S. dollars)	Sales	Gross profit
Retail	(45)	28
Wholesale	(133)	(42)
Other	16	6
	(162)	(8)

Sales

Sales decreased by $162-million for the fourth quarter of 2014 compared to the same period last year. Wholesale sales for the fourth quarter decreased as a result of lower potash and nitrogen sales volumes compared to the fourth quarter of 2013 due to an extended outage to complete the tie-in at our Vanscoy potash facility and an outage at our Redwater nitrogen facility. This decrease was partially offset by an increase in the realized selling price for phosphate compared to fourth quarter of 2013, consistent with benchmark pricing.

Gross Profit

Our gross profit for the fourth quarter of 2014 was $732-million, a decrease of $8-million compared to the fourth quarter of 2013. The main drivers of this variance consisted of:

•	Retail’s gross profit increased by $28-million to $614-million for the fourth quarter of 2014 compared to the fourth quarter of 2013 due to higher rebates from suppliers on crop protection products and increased services and other revenues related to higher livestock export contracts; and

•	Wholesale’s gross profit decreased by $42-million to $130-million for the fourth quarter of 2014 compared to the fourth quarter of 2013 primarily as a result of lower sales volumes due to an extended outage to complete the tie-in at our Vanscoy potash facility and an outage at our Redwater nitrogen facility and increased potash and nitrogen cost of product sold.

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EXPENSES

General and administrative

	Three months ended December 31,
(millions of U.S. dollars)	2014	2013
Share-based payments	25	28
Depreciation and amortization	7	9
Cash general and administrative	71	79
	103	116

General and administrative expenses decreased by $13-million in the fourth quarter of 2014. Cash general and administrative expenses decreased by $8-million during the quarter primarily due to a decrease in payroll expense of $5-million. Share-based payments decreased by $3-million due to a lower share price increase during the quarter compared to the same period last year.

During the fourth quarter of 2013, we recorded a purchase gain of $257-million from the Viterra acquisition and goodwill impairment of $220-million in Retail – Australia. No goodwill impairment or purchase gain was recorded in 2014.

Earnings from associates and joint ventures decreased by $27-million in the fourth quarter of 2014 compared to the same period last year due to unscheduled plant outages at our Profertil facility in the fourth quarter of 2014 coupled with the fourth quarter of 2013 having a recovery of $14-million related to a reversal of a gas surcharge provision.

OTHER EXPENSES

	Three months ended December 31,
(millions of U.S. dollars)	2014	2013
Net foreign exchange and derivatives (not designated as hedges) loss	31	16
Interest income	(22)	(25)
Environmental remediation and asset retirement obligations	3	2
Bad debt recovery	(11)	(11)
Potash profit and capital tax	1	6
Other	7	8
	9	(4)

Other expenses increased by $13-million during the fourth quarter of 2014 primarily due to losses on commodity derivatives not designated as hedges due to declining natural gas prices partially offset by a $5-million decrease in potash profit and capital tax related to lower potash production tax accrual in the fourth quarter of 2014.

EFFECTIVE TAX RATE

The effective tax rate on continuing operations was (4) percent for the fourth quarter of 2014 compared to 24 percent for the same period last year due to the recognition of a previously unrecognized tax asset. Excluding the recognition of a one-time previously unrecognized tax asset of $7-million, the effective tax rate for the fourth quarter of 2014 would have been 6 percent.

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BUSINESS SEGMENT PERFORMANCE

RETAIL

Retail reported fourth quarter sales of $2.1-billion, which is in line with the $2.1-billion reported in the same quarter last year. Gross profit was a record $614-million in the fourth quarter of 2014, a 5 percent increase from last year’s fourth quarter of $586-million. Retail also reported a record EBITDA of $181-million, up $15-million from the fourth quarter of last year (excluding the net effect of one-time acquisition and asset valuation adjustments for Viterra and Retail – Australia made in the fourth quarter of 2013). Retail’s international operations supported these record results with higher margins and EBITDA compared to the same period last year. As well, our solid results were achieved in a lower global crop price environment, a late harvest this fall and an early arrival of winter across much of the U.S. compared to last year. This resulted in a shortened application window this fall that reduced demand for nutrients and delayed grower seed commitments this quarter; however, this was offset by strong results for crop protection products. On a full year basis, EBITDA reached a record $1.1-billion in 2014, surpassing last year’s record of $957-million (which excludes the one-time items mentioned above).

Total crop nutrient sales were $972-million this quarter, down slightly from $1.1-billion in the fourth quarter of 2013. The reduction in sales was due to a 14 percent decline in nutrient volumes in the U.S. this quarter, relative to the fourth quarter of 2013 related to unfavorable weather during the fall nutrient application season. Gross profit for crop nutrients was $156-million this quarter, a decrease of $22-million compared to the $178-million reported in the fourth quarter of 2013. Selling prices for crop nutrients were similar to the fourth quarter of 2013, although per tonne margins declined from $92 per tonne in the fourth quarter of 2013 to $87 per tonne this quarter partly due to a change in the geographic mix of the nutrients sold, where a larger percentage of total product sold was outside of the higher profit margin U.S. market. Total crop nutrient margins as a percentage of sales were 16 percent in the fourth quarter of 2014, slightly below the 17 percent reported in the same quarter last year.

Crop protection product sales were $552-million in the fourth quarter of 2014, compared to $511-million in the same period last year. Higher sales were seen late in the fourth quarter, particularly wholesale sales to dealers. Gross profit was $260-million this quarter, compared to $205-million reported in the fourth quarter of 2013. Crop protection margins as a percentage of sales were 47 percent this quarter compared to 40 percent in the same period of 2013. Much of the increase in margins was due to higher rebates during the quarter from achievement of certain sales measures with several significant North American suppliers coming later in the year compared to the same period in 2013.

Seed sales were $91-million in the fourth quarter of 2014, down slightly from the $95-million reported in the fourth quarter of last year. Gross profit was $50-million this quarter, down from $60-million reported in the same period last year. The reduction in sales revenue and gross profit was primarily due to a decrease in planted winter wheat acres and lower supplier rebates this quarter. Seed margins as a percentage of sales were 55 percent in the fourth quarter of 2014, a reduction from the 63 percent reported in the fourth quarter of 2013.

Sales of merchandise in the fourth quarter of 2014 were $211-million, compared to $228-million in the same period last year. Gross profit for this product line was $30-million this quarter, similar to the fourth quarter of 2013. Margins on merchandise sales this quarter were 14 percent, a 1 percent increase compared to the fourth quarter of 2013. The lower sales and increase in overall margins as a percent of sales was primarily due to exiting the low-margin wool export business in Australia as well as the implementation of a SKU (stock keeping unit) reduction program for general merchandise in Australia.

Services and other sales were $231-million this quarter, compared to the $216-million reported in the fourth quarter of 2013. Gross profit was $118-million in the fourth quarter of 2014, compared to $113-million for the same period last year. The increase was due to strong livestock exports from Australia during the quarter.

Selling expenses as a percentage of sales was 25 percent in the fourth quarter of 2014 which is up marginally from the 24 percent reported in the same period last year. Retail selling expenses were $514-million for the fourth quarter, compared to $504-million in the same period last year. This variance was due to additional businesses purchased since the fourth quarter of 2013, as well as a higher benefit accrual for U.S. employees. On an annual basis, our operating coverage ratio declined to 72 percent this year compared to 731 percent in 2013 due to our continued focus on Retail’s Operational Excellence targets during 2014.

[1]	Reference made to Retail metrics includes adjustments to remove the impact of the purchase gain and goodwill impairment

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WHOLESALE

Wholesale’s 2014 fourth quarter sales were $897-million, down from the $1.0-billion reported in the same quarter last year. Gross profit was $130-million this quarter, compared to $172-million in the fourth quarter of 2013. Wholesale Adjusted EBITDA was $150-million in the fourth quarter of 2014 compared to $237-million reported in the same period last year. The decrease in earnings was primarily due to the planned downtime at the Vanscoy potash facility to tie-in the one million tonne potash expansion project and lower ammonia sales volumes resulting from the earliest winter season in the U.S. in over 10 years. This was partially offset by stronger results for phosphate.

Nitrogen gross profit for the fourth quarter of 2014 was $113-million compared to $129-million in the same quarter last year. Nitrogen sales volumes were 879,000 tonnes, a decrease from the 907,000 tonnes in the same quarter last year. The decrease was primarily due to lower ammonia sales volumes which were impacted by the unusually early onset of winter in the U.S. and downtime at our Redwater nitrogen facility to replace the waste heat boiler within the quarter. Realized sales prices and benchmark prices for most nitrogen products were similar to last year, although urea prices were higher year over year. Nitrogen cost of product sold was $331 per tonne this quarter, slightly above the $314 per tonne reported in the fourth quarter of 2013. Cost of product sold per tonne was impacted by extended maintenance work at the Redwater facility related to the planned replacement of the waste heat boiler this quarter. Average nitrogen gross margins were $128 per tonne this quarter, compared to $144 per tonne in the same period last year.

Agrium’s average natural gas cost included in cost of product sold (which includes transportation and administration costs) was $3.47/MMBtu this quarter ($3.62/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.51/MMBtu for the same period in 2013 ($3.39/MMBtu including the impact of realized gains on natural gas derivatives). Derivative gains or losses not designated as hedges are included in other expenses and not in cost of product sold, thus are not part of the calculation of gross profit. The average U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2014 was $3.94/MMBtu, compared to $3.63/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.77/MMBtu discount to NYMEX in the fourth quarter of 2014, an increase from the $0.62/MMBtu discount in the fourth quarter of 2013.

Potash gross profit for the fourth quarter of 2014 was a loss of $50-million, compared to a profit of $39-million reported in the same quarter last year. Sales volumes were 19,000 tonnes this quarter compared to 344,000 tonnes in the fourth quarter of 2013. The decrease in sales volumes was a result of the Vanscoy mine being out of production for the majority of the fourth quarter to complete the planned tie-in of the one million tonne expansion project. The tie-in was completed and the mine recommenced production in late December 2014. Realized sales prices for potash in North America were $375 per tonne compared to $353 per tonne in the same period last year as all current sales volumes were in the domestic market, which is consistent with a similar increase in benchmark pricing. Gross margin per tonne was impacted by high ongoing costs related to the tie-in activities, which were allocated over very low sales volumes.

Phosphate gross profit was $37-million in the fourth quarter of 2014, compared to a loss of $4-million in the same quarter last year. Phosphate sales volumes were 305,000 tonnes in the fourth quarter of 2014, a 7 percent increase from 285,000 tonnes in the same quarter last year due to strong operating rates and good regional demand. Realized phosphate sales prices were $656 per tonne this quarter compared to $560 per tonne in the same period last year, which is consistent with a similar increase in benchmark pricing. Phosphate cost of product sold was $534 per tonne in the fourth quarter of 2014, a decrease of $42 per tonne compared to the same period last year as a result of improved operating rates and efficiencies at the Redwater facility and lower fixed costs per tonne at both the Redwater and Conda facilities. Gross margin in the fourth quarter of 2014 was $122 per tonne compared to a negative $16 per tonne in the same period last year.

Ammonium sulfate, Environmentally Smart Nitrogen (“ESN®”, hereinafter referred to as “ESN”) and other gross profit was $27-million this quarter compared to $14-million in the same quarter of 2013. Ammonium sulfate gross profit was $14-million this quarter, $4-million higher than same period last year due to higher sales volumes and realized sales prices. ESN gross profit was $13-million compared to $2-million in the fourth quarter of 2013. This increase is due to higher realized sales prices and lower production costs in the current quarter. Purchase for resale gross profit for the fourth quarter was $9-million higher than the same period last year due to higher margins in the current period.

Wholesale expenses in the fourth quarter of 2014 were $46-million compared to $13-million in the same period last year. The increase is a result of $15-million in natural gas derivative losses in the current quarter (2013 – $3-million gain) largely due to the recent decline in North American natural gas forward curve prices as well as lower realized income from our equity investments in 2014 partly due to a reversal of a gas surcharge provision in 2013.

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OTHER

EBITDA for our Other non-operating business unit for the fourth quarter of 2014 was a net expense of $78-million, compared to a net expense of $94-million for the fourth quarter of 2013. The decrease was primarily due to a $9-million decrease in general and administrative expenses related to lower share-based payments and payroll expenses and $13-million non-recurring Viterra acquisition costs incurred in 2013.

RECONCILIATIONS OF FOURTH QUARTER ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

ADJUSTED EBITDA AND EBITDA TO EBIT

	Three months ended December 31, 2014				Three months ended December 31, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	181	150	(78)	253	195	237	(94)	338
Equity accounted joint ventures:
Finance costs and income taxes	—	4	—	4	—	19	—	19
Depreciation and amortization	—	4	—	4	—	5	—	5
EBITDA	181	142	(78)	245	195	213	(94)	314
Depreciation and amortization	77	58	3	138	72	54	5	131
EBIT	104	84	(81)	107	123	159	(99)	183

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KEY ASSUMPTIONS AND RISKS IN RESPECT OF FORWARD-LOOKING STATEMENTS

All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

The following table outlines significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. Although Agrium believes that the material assumptions outlined below are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements. The reader should not place an undue reliance on these assumptions and such forward-looking statements.

Forward-looking statements	Material assumptions		Material risk factors

Continued growth in free cash flow and earnings including, Retail’s EBITDA to reach $1.3-billion by 2015 and achievement of certain cost savings in our Wholesale operations by 2017.	•	Agrium’s business conditions are within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products.	•	Agrium’s ability to integrate acquisitions, including its ability to achieve efficiencies as planned.

	•	Agrium is able to identify suitable candidates for acquisitions and to negotiate acceptable terms.	•	Unexpected increase in input costs and inflation rate.

	•	Agrium is able to implement its standards, controls, procedures and policies at the acquired businesses to realize the expected synergies.	•	Unexpected outages and turnarounds on the facilities.

Agrium’s $125-million of annual EBITDA improvement and $350-million one-time benefits in working capital targets.	•	Agrium is able to reduce operating costs and improve margins.	•	Unexpected increase in input costs and inflation rate.

	•	Efficiencies related to future procurement and logistics are realized.	•	Level and effectiveness of working capital management.

	•	Agrium is able to reduce general and administrative expenses.	•	Actual could differ from targeted sales proceeds.

	•	Targeted sales proceeds from divestment of certain businesses are achieved.

Retail’s 2015 metric targets.	•	Retail business conditions are within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products.	•	Retail’s ability to effectively implement planned business strategy.

	•	Agrium is able to identify suitable candidates for acquisitions and to negotiate acceptable terms.	•	Changes in general economic, market, business and weather conditions, industry competition and various events that could disrupt operations.

	•	Agrium is able to implement its standards, controls, procedures and policies at the acquired businesses to realize the expected synergies.	•	General operating risks associated with investment in foreign jurisdictions.

Wholesale’s increase in potash and nitrogen capacity, operating rates, and production coming from the Vanscoy potash and Borger nitrogen expansion projects and completion of Profertil debottleneck project and expectation that Vanscoy expansion will reduce cost of production across all produced tonnes from the mine by approximately $20 per tonne.	•	Expansion projects and related ramp-up production are completed on time and as planned.	•	Change in the demand for and viability of the product.
			•	Unexpected outages and turnarounds on the facilities.
			•	Expanded volumes are below target values.

Return of 40 to 50 percent of free cash flow to Agrium’s shareholders through dividends and continued increases in dividends and other returns to shareholders.	•	Agrium is able, among other matters, to achieve its performance targets, complete proposed projects on time and on budget, and maintain its investment grade rating.	•	Agrium’s ability to generate free cash flows as planned.

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Forward-looking statements	Material assumptions		Material risk factors
Retail’s $150-million reduction in working capital by end of 2017.	•	There would be no unexpected delays or disruptions in the accounts receivable collection process.	•	Inflation, currency and interest rate fluctuations.

	•	Agrium is able to achieve its expected inventory levels through disciplined inventory management.	•	Level and effectiveness of working capital management.

	•	Acquired businesses will not require higher working capital levels.

Construction of MOPCO’s additional urea trains, including estimated capacity increase by 2015.	•	No significant interruptions in the construction of two new trains and construction will be completed within the budget.	•	Further delay in the construction, completion and commissioning of the project due to civil unrest in Egypt.

Completion of brownfield project at the Borger facility, including estimated completion date.	•	Necessary permits, utilities and project approvals are secured on time.	•	Labor shortages and/or inefficiency causing schedule delays and/or cost increases.

	•	EPC resources and shop space are available to meet the project’s fast-track approach.

Expected increase of percentage share in Canpotex total sales in 2016.	•	Actual production capacities of Agrium and other Canpotex producers would not differ from expected.	•	Agrium’s ability to meet the expected production capacities of its potash facilities.

			•	Unexpected outages or delays on its major turnarounds.

2015 market outlook including anticipated supply and demand for nitrogen, potash, and phosphate, expected international impact and export, anticipated capacity and price outlook.	•	Global demand for nitrogen, potash and phosphate will increase.	•	Changes in global requirements or supply for nitrogen, potash, and phosphate.
	•	Increase in global grain and oilseed production that will put pressure on crop prices.	•	Changes in government policies, legislation and regulations that could impose restrictions in exportation.
			•	Changes in global crop production level, general economic, market, business and weather conditions, industry competition and various events that could disrupt operations.

Statements relating to general economic, legal and business conditions, including those referring to capital expenditures and expansion and growth of our business and operations including the development of new markets and products.	•	North American and global economic growth.	•	Changes in general economic, market, business and weather conditions, industry competition and various events that could disrupt operations.
	•	Year-over-year growth in products.	•	Changes in government policies and legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate.
			•	General operating risks associated with investment in foreign jurisdictions.
			•	Various strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies.

Statements relating to Agrium’s ability to expand existing sources of financing or to access other sources of financing and to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending.	•	North American and global economic growth.	•	Inflation, currency and interest rate fluctuations and changes in tax rates that could affect Agrium’s ability to meet obligations.
	•	Adequate credit ratios.	•	Level and effectiveness of future capital expenditures.
	•	Investment grade credit rating.
	•	Access to capital markets.
	•	Adequate cash generated from operations.

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Forward-looking statements	Material assumptions		Material risk factors
Statements relating to capital expenditures, existing or planned acquisitions, growth and project performance.	•	Adequate cash is generated from operations and other sources of financing.	•	Integration risks that might cause anticipated synergies from our recent and future acquisitions to be less than expected.

	•	Agrium is able to utilize our available credit facilities or access capital markets for additional sources of financing.	•	Changes in development plans for our expansion, efficiency, debottleneck and other major projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed due to various factors.

			•	The level of sustaining and investing capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.

			•	Potential inability to access or utilize our credit facilities or access capital markets.

Statements relating to our ability to sustain projected potash production with existing reserves and resources, including mine life estimates.	•	Potash reserves are accessible and of sufficient quality to provide the required ore for long-term production.	•	Flooding and/or poor ground conditions limiting access to major sections of the ore body or resulting in poor ore quality.

Statements relating to the supply of our phosphate rock.	•	Commitments agreed with our suppliers.	•	Interruption in the supply of phosphate rock.

			•	Changes in the terms of agreement with our suppliers.

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